   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 29, 2000
                                                 REGISTRATION NO. 333-
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                             i2 TECHNOLOGIES, INC.
             (Exact name of registrant as specified in its charter)

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
           DELAWARE                          7372                         75-2294945
(State or other jurisdiction of  (Primary Standard Industrial          (I.R.S. Employer
incorporation or organization)    Classification Code Number)         Identification No.)
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                                  ONE i2 PLACE
                                11701 LUNA ROAD
                              DALLAS, TEXAS 75234
                                 (469) 357-1000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               WILLIAM M. BEECHER
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                             i2 TECHNOLOGIES, INC.
                                  ONE I2 PLACE
                                11701 LUNA ROAD
                              DALLAS, TEXAS 75234
                                 (469) 357-1000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                    Copy to:

                                RONALD G. SKLOSS
                        BROBECK, PHLEGER & HARRISON LLP
                        301 CONGRESS AVENUE, SUITE 1200
                              AUSTIN, TEXAS 78701
                           TELEPHONE: (512) 477-5495
                           FACSIMILE: (512) 477-5813

    APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE TO THE PUBLIC: From time to time after this registration statement becomes effective.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

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                                               AMOUNT       PROPOSED MAXIMUM  PROPOSED MAXIMUM      AMOUNT OF
    TITLE OF EACH CLASS OF SECURITIES           TO BE        AGGREGATE PRICE      AGGREGATE       REGISTRATION
            TO BE REGISTERED                 REGISTERED         PER UNIT       OFFERING PRICE          FEE
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
5 1/4% Convertible Subordinated Notes due
  December 15, 2006......................   $350,000,000       100%(1)(2)      $350,000,000(1)       $92,400
Common Stock, par value $0.00025 per
  share..................................   4,605,790(3)         -- (4)            -- (4)            -- (4)
-----------------------------------------------------------------------------------------------------------------
         Total...........................                                                            $92,400
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(1) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(i).

(2) Exclusive of accrued interest and distributions, if any.

(3) Represents the number of shares of common stock initially issuable upon conversion of the notes registered hereby. This registration statement also shall cover any additional shares of common stock that become issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of the outstanding shares of common stock, as well as any additional shares of common stock that become issuable as a result of antidilution provisions.

(4) No additional consideration will be received for the common stock, and therefore no registration fee is required pursuant to Rule 457(i).
                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
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

      The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. The prospectus is not an offer to sell these securities, and is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 29, 2000

PRELIMINARY PROSPECTUS

                             i2 TECHNOLOGIES, INC.

    $350,000,000 5 1/4% CONVERTIBLE SUBORDINATED NOTES DUE DECEMBER 15, 2006
                                      AND
     4,605,790 SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES

     On December 10, 1999, i2 Technologies, Inc. issued and sold $350,000,000 aggregate principal amount of 5 1/4% Convertible Subordinated Notes due December 15, 2006 in a private offering. The initial purchasers of the notes subsequently transferred their notes to various other holders in transactions exempt from registration under the Securities Act of 1933. In connection with our private offering, we agreed to register the notes and the shares of common stock into which the notes are convertible to facilitate secondary trading by these holders, to whom we refer as selling securityholders. This prospectus is part of a registration statement that fulfills this obligation. All securities offered by this prospectus are offered by selling securityholders.

     The notes are convertible by holders into shares of our common stock at a rate of 13.1594 shares per each $1,000 principal amount of notes, subject to adjustment as described in this prospectus. In addition, at certain times and under certain circumstances, we may redeem the notes at our election or at the election of the holders of the notes. You can find a more extensive description of the notes beginning on page 15.

     The notes are not secured and are subordinated to all of our present and future senior indebtedness.

     The notes are eligible for trading on the Private Offerings, Resales and Trading through Automated Linkages, or PORTAL, Market.

     Our common stock is quoted on the Nasdaq National Market under the symbol "ITWO." On February 28, 2000, the closing sale price for our common stock was $169.25.

     INVESTING IN OUR NOTES AND COMMON STOCK INVOLVES RISKS. SEE RISK FACTORS BEGINNING ON PAGE 3 TO READ ABOUT CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE BUYING NOTES AND SHARES OF COMMON STOCK BEING OFFERED BY THIS PROSPECTUS.

                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

               The date of this prospectus is             , 2000.

                               TABLE OF CONTENTS

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i2 Technologies.............................................     2
Risk Factors................................................     3
Information Regarding Forward-Looking Statements............    13
Use of Proceeds.............................................    13
Ratio of Earnings to Fixed Charges..........................    14
Selected Consolidated Financial Data........................    15
Description of the Notes....................................    16
Material United States Federal Income Tax Considerations....    30
Selling Securityholders.....................................    36
Plan of Distribution........................................    39
Incorporation by Reference..................................    40
Where You Can Find More Information.........................    41
Legal Matters...............................................    41
Experts.....................................................    41
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                                i2 TECHNOLOGIES

     We are a leading provider of marketplace services that help enterprises conduct business more profitably. Our solutions enable enterprises to leverage the Internet to significantly improve their visibility and responsiveness to marketplace changes, and to collaborate effectively with suppliers and customers in real time. Our forward-thinking solutions consider the real conditions of companies to optimize key business processes -- from product design to customer relationships. We have recently launched TradeMatrix(TM), a robust platform of business-to-business solutions, services, and marketplaces, which allow customers, partners, suppliers, and service providers to do business together in real time. TradeMatrix offers a broad range of services that include procurement, commerce, fulfillment, customer care, retail, product development and planning. We have recently launched electronic marketplaces with our customers and partners in the automotive, aerospace, high-tech and consumer packaged goods industries. Our RHYTHM software applications and TradeMatrix are used to power both public and private Internet-based electronic marketplaces, consisting of communities of trading partners. Our TradeMatrix platform provides the basis for the value-added services offered to participants of multiple digital marketplaces. We also provide services such as consulting, training and maintenance in support of these offerings.

     Our principal executive offices are located at One i2 Place, 11701 Luna Road, Dallas, Texas 75234, and our telephone number is (469) 357-1000.

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

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties that we do not presently know or that we currently deem immaterial may also impair our business operations.

     If any of the following risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common stock could decline.

OUR FINANCIAL RESULTS MAY VARY SIGNIFICANTLY FROM QUARTER TO QUARTER AND WE MAY FAIL TO MEET EXPECTATIONS, WHICH MAY NEGATIVELY IMPACT THE PRICE OF OUR STOCK.

     Our operating results have varied significantly from quarter to quarter in the past, and we expect our operating results to continue to vary from quarter to quarter in the future, due to a variety of factors, many of which are outside of our control. Factors that could affect quarterly operating results include:

     - volume and timing of customer orders;

     - length of the sales cycle;

     - customer budget constraints;

     - announcement or introduction of new products or product enhancements by us or our competitors;

     - changes in prices of our products and those of our competitors;

     - foreign currency exchange rate fluctuations;

     - market acceptance of new products;

     - mix of direct and indirect sales;

     - changes in our strategic relationships; and

     - changes in our business strategy.

     Furthermore, customers may defer or cancel their purchases of products if they experience a downturn in their business or if there is a downturn in the general economy. We will continue to determine our investment and expense levels based on expected future revenues. A significant portion of our expenses are not variable in the short term, and we cannot reduce them quickly to respond to decreases in revenues. Therefore, if revenues are below expectations, this shortfall is likely to adversely and disproportionately affect our operating results. In addition, we may reduce our prices or accelerate investment in research and development efforts in response to competitive pressures or to pursue new market opportunities. Any of these activities may further limit our ability to adjust spending in response to revenue fluctuations. Revenues may not grow at historical rates in future periods, or they may not grow at all. Accordingly, we may not maintain positive operating margins in future quarters. Any of these factors could cause our operating results to be below the expectations of public market analysts and investors, and the price of our common stock may fall.

WE ANTICIPATE SEASONAL FLUCTUATIONS IN REVENUES, WHICH MAY CAUSE VOLATILITY IN THE PRICE OF OUR COMMON STOCK AND THE NOTES.

     The market price of our common stock has been volatile in the past, and the market price of the notes and our common stock may be volatile in the future. Historically, our revenues have tended to be strongest in the fourth quarter of the year. We believe that our seasonality is due to the calendar year budgeting cycles of many of our customers and our compensation policy that rewards sales personnel for achieving annual revenue quotas. In future periods, these seasonal trends may cause our quarter-to-quarter

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operating results to vary, which may result in failing to meet the expectations of public market analysts and investors.

WE DEPEND ON SIGNIFICANT INDIVIDUAL LICENSE SALES. THEREFORE, OUR OPERATING RESULTS FOR A GIVEN PERIOD COULD SUFFER SERIOUS HARM IF WE FAIL TO CLOSE THE LARGE SALES WE TARGETED FOR THAT PERIOD.

     We generally derive a significant portion of revenues in each quarter from a small number of relatively large sales. For example, in each quarter of 1999, the last three quarters of 1998 and each quarter of 1997 and 1996, one or more customers individually accounted for at least 10% of our total software license revenues in each respective quarter. Moreover, due to customer purchasing patterns, we typically realize a significant portion of our software license revenues in the last few weeks of a quarter. As a result, we are subject to significant variations in license revenues and results of operations if we incur any delays in customer orders. If in any future period we fail to close one or more substantial license sales that we have targeted to close in that period, this failure could seriously harm our operating results for that period.

WE MAY NOT REMAIN COMPETITIVE, AND INCREASED COMPETITION COULD SERIOUSLY HARM OUR BUSINESS.

     Our competitors offer a variety of solutions addressed at various segments of the supply chain as well as other eBusiness processes. These competitors include:

     - vendors establishing electronic marketplaces and indirect procurement capabilities, such as Ariba and Commerce One;

     - enterprise resource application software vendors such as Baan, JD Edwards, Oracle, PeopleSoft and SAP, each currently offering or marketing competitive software solutions;

     - other software vendors who may broaden their product offerings by internally developing, or by acquiring or partnering with independent developers of, eBusiness solutions;

     - supply chain software vendors, including Manugistics and Logility; and

     - corporate information technology departments, which may develop their own eBusiness solutions.

     Historically, a number of enterprise resource planning vendors have jointly marketed our products as a complement to their own systems. However, as we attempt to increase our market share and expand our product offerings, and as enterprise resource planning vendors expand their own product offerings, our relationships with these vendors have and may continue to become more competitive. We believe that enterprise resource planning vendors are focusing significant resources on increasing the functionality of their own planning and scheduling products.

     Relative to us, many of our competitors have:

     - longer operating histories;

     - significantly greater financial, technical, marketing and other resources;

     - greater name recognition;

     - a broader range of products to offer; and

     - a larger installed base of customers.

     Current and potential competitors have established, or may establish, cooperative relationships among themselves or with third parties to enhance their products, which may result in increased competition. In addition, we expect to experience increasing price competition as we compete for market share, and we may not be able to compete successfully with our existing or new competitors. If we experience increased competition, substantial harm may result to our business, operating results and financial condition.

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OUR STRATEGIES OF ESTABLISHING AND PROMOTING OUR TRADEMATRIX SERVICES IN DIGITAL
TRADING COMMUNITIES IS UNPROVEN AND MAY BE UNSUCCESSFUL.

     As part of our business strategy, we are offering our TradeMatrix services to trading community participants in digital marketplaces to link and provide value-added services. This strategy is unproven, and currently we are providing our TradeMatrix services in only a small number of digital trading communities and are providing only a limited portion of our intended TradeMatrix services. We have limited experience developing and operating digital marketplaces, and we cannot assure you that these trading communities will be operated effectively, that enterprises will join and remain in these trading communities, that we will develop and provide successfully all intended TradeMatrix services, or that we will generate significant revenues from these services. To date, we have not generated significant revenues from these services. If this business strategy is flawed, or if we are unable to execute it effectively, our business, operating results and financial condition could be substantially harmed.

     In addition, we expect to rely on third parties' efforts to promote our TradeMatrix services. Because our revenues from these sources are likely to be largely based on utilization of our digital marketplaces, any failure by these third parties to successfully promote our TradeMatrix services, or any reluctance to participate in our digital marketplaces or TradeMatrix on the part of suppliers, manufacturers, distributors, logistics providers or customers, could harm our business, results of operations and financial condition.

     Furthermore, our TradeMatrix services may be unable to support large numbers of trading community participants. We currently use third-party service providers to host these services, and we may internally host some or all of these services in the future. We may be liable to trading community participants for damages, or these marketplaces may experience service interruptions, if we or third-party service providers suffer system failures or if a digital marketplace or TradeMatrix otherwise becomes inoperable.

RAPID GROWTH IN OUR OPERATIONS COULD CONTINUE TO STRAIN OUR MANAGERIAL AND OPERATIONAL RESOURCES.

     We have experienced rapid growth. Revenues have increased to $395.8 million in the nine months ended September 30, 1999 from $255.6 million in the nine months ended September 30, 1998. Our revenues increased to $369.2 million in 1998, from $221.8 million in 1997 and from $101.5 million in 1996. Our employee count has increased to approximately 2,650 at September 30, 1999 from approximately 2,240 at December 31, 1998 and from approximately 1,190 at December 31, 1997. We also have increased the scope of our operating and financial systems and the geographic distribution of our operations and customers. This growth has strained our management and operations, and they will continue to be strained if rapid growth continues. Our officers and other key employees will need to implement and improve our operational, customer support and financial control systems and effectively expand, train and manage our employee base. Further, we expect that we will be required to manage an increasing number of relationships with various customers and other third parties. We may not be able to manage future expansion successfully, and our inability to do so would harm our business, operating results and financial condition.

ANY DECREASE IN DEMAND FOR OUR RHYTHM SUITE OF PRODUCTS AND SERVICES COULD SIGNIFICANTLY REDUCE OUR REVENUES.

     We derive substantially all of our revenues from licenses of our RHYTHM suite of products and related services. RHYTHM-related revenues, including maintenance and consulting contracts, will continue to account for substantially all of our revenues for the foreseeable future. As a result, our future operating results will depend upon continued market acceptance of RHYTHM and enhancements thereto. However, RHYTHM may not achieve continued market acceptance. Competition, technological change or other factors could decrease demand for, or market acceptance of, RHYTHM. Any decrease in demand or market acceptance of RHYTHM could substantially harm our business, operating results and financial condition.

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

WE ARE INVESTING SIGNIFICANT RESOURCES IN DEVELOPING AND MARKETING OUR INTELLIGENT EBUSINESS SOLUTIONS. THE MARKET FOR THESE SOLUTIONS IS NEW AND EVOLVING, AND, IF THIS MARKET DOES NOT DEVELOP AS WE ANTICIPATE OR IF WE ARE UNABLE TO DEVELOP ACCEPTABLE SOLUTIONS, SERIOUS HARM WOULD RESULT TO OUR BUSINESS.

     We currently derive a substantial portion of our revenues from licenses for decision-support software products associated with supply chain management software and related services. However, we are investing significant resources in further developing and marketing enhanced products and services to facilitate eBusiness over public and private networks. For the first few months after we introduce new products and services, the demand for and market acceptance of those products and services are subject to a high level of uncertainty, especially where acquisition of our products or services requires a large capital commitment or other significant commitment of resources. Adoption of eBusiness software solutions, particularly by those individuals and enterprises that have historically relied upon traditional means of commerce and communication, will require a broad acceptance of new and substantially different methods of conducting business and exchanging information. These products and services involve a new approach to the conduct of business, and, as a result, intensive marketing and sales efforts may be necessary to educate prospective customers regarding the uses and benefits of these products and services in order to generate demand. The market for this broader functionality may not develop, competitors may develop superior products and services, or we may not develop acceptable solutions to address this functionality. Any one of these events could seriously harm our business, operating results and financial condition.

RAPID ADOPTION OF OUR TRADEMATRIX SERVICES COULD REDUCE OUR SOFTWARE LICENSING REVENUES.

     Our customers may rapidly adopt our TradeMatrix services. Revenues from these services will be based on utilization of digital marketplaces. This pricing model differs from our historical model of deriving revenues from licenses of the RHYTHM suite of products, which we largely recognize upon executing a contract and delivering software. Although our revenue from digital marketplaces and TradeMatrix has been immaterial to date, our business model calls for a growing portion of our revenues in the future to be based upon utilization fees from these services. To the extent that our customers choose to use our TradeMatrix services in lieu of licensing the RHYTHM suite of products, we may recognize lower revenues in the initial periods of our relationships with these customers.

THE MARKETS IN WHICH WE COMPETE EXPERIENCE RAPID TECHNOLOGICAL CHANGE. IF WE DO NOT RESPOND TO THE TECHNOLOGICAL ADVANCES OF THE MARKETPLACE, WE COULD SERIOUSLY HARM OUR BUSINESS.

     Enterprises are increasing their focus on decision-support solutions for eBusiness challenges. As a result, they are requiring their application software vendors to provide greater levels of functionality and broader product offerings. Moreover, competitors continue to make rapid technological advances in computer hardware and software technology and frequently introduce new products, services and enhancements. We must continue to enhance our current product line and develop and introduce new products and services that keep pace with the technological developments of our competitors. We must also satisfy increasingly sophisticated customer requirements. If we cannot successfully respond to the technological advances of others, or if our new products or product enhancements and services do not achieve market acceptance, these events could seriously harm our business, operating results and financial condition.

IF USE OF THE INTERNET FOR COMMERCE AND COMMUNICATION DOES NOT INCREASE AS WE ANTICIPATE, OUR BUSINESS WILL SUFFER.

     We are offering new and enhanced products and services, some of which, such as TradeMatrix, depend on increased acceptance and use of the Internet as a medium for commerce and communication. Rapid growth in the use of the Internet is a recent phenomenon. As a result, acceptance and use may not continue to develop at historical rates, and a sufficiently broad base of business customers may not adopt or continue to use the Internet as a medium of commerce. Demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty, and there exist few proven services and products.
                                        6
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     Our business could be seriously harmed if:

     - use of the Internet and other online services does not continue to increase or increases more slowly than expected;

     - the necessary communication and computer network technology underlying the Internet and other online services does not effectively support any expansion that may occur;

     - new standards and protocols are not developed or adopted in a timely manner; or

     - for any other reason -- such as concerns about security, reliability, cost, ease of use, accessibility or quality of service -- the Internet does not create a viable commercial marketplace, inhibiting the development of electronic commerce and reducing the need for and desirability of our products and services.

FUTURE REGULATION OF THE INTERNET MAY SLOW ITS GROWTH, RESULTING IN DECREASED DEMAND FOR OUR PRODUCTS AND SERVICES AND INCREASED COSTS OF DOING BUSINESS.

     Due to increasing popularity and use of the Internet, it is possible that state and federal regulators could adopt laws and regulations that impose additional burdens on companies conducting business online. For example, the growth and development of the market for Internet-based services may prompt calls for more stringent consumer protection laws. Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales tax, libel and personal privacy is uncertain and may take years to resolve. Any new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and other online services could decrease the expansion of the Internet, causing our costs to increase and harming our growth.

CONCERNS THAT OUR PRODUCTS DO NOT ADEQUATELY PROTECT THE PRIVACY OF CONSUMERS COULD INHIBIT SALES OF OUR PRODUCTS.

     One of the principal features of our customer management software applications is the ability to develop and maintain profiles of consumers for use by businesses. Typically, these products capture profile information when consumers, business customers and employees visit a Web site and volunteer information in response to survey questions concerning their backgrounds, interests and preferences. Our products augment these profiles over time by collecting usage data. Although we have designed our customer management products to enable the development of applications that permit Web site visitors to prevent the distribution of any of their personal data beyond that specific Web site, privacy concerns may nevertheless cause visitors to resist providing the personal data necessary to support this profiling capability. If we cannot adequately address consumers' privacy concerns, these concerns could seriously harm our business, financial condition and operating results.

IF OUR ENCRYPTION TECHNOLOGY FAILS TO ENSURE THE SECURITY OF OUR CUSTOMERS' ONLINE TRANSACTIONS, SERIOUS HARM TO OUR BUSINESS COULD RESULT.

     The secure exchange of value and confidential information over public networks is a significant concern of consumers engaging in online transactions and interaction. Our customer management software applications use encryption technology to provide the security necessary to effect the secure exchange of value and confidential information. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the algorithms that these applications use to protect customer transaction data. If any compromise or breach were to occur, it could seriously harm our business, financial condition and operating results.

WE MAY NOT SUCCESSFULLY INTEGRATE OR REALIZE THE INTENDED BENEFITS OF OUR RECENT ACQUISITIONS.

     We acquired InterTrans Logistics Solutions Limited, or ITLS, in April 1998 and Sales Marketing Administration Research Tracking Technologies, Inc., or SMART, in July 1999. In addition, we have acquired other businesses and products to help broaden and strengthen our product portfolio. The success of these acquisitions will depend primarily on our ability to:

     - retain, motivate and integrate the acquired personnel;

     - integrate multiple information systems; and

     - integrate acquired software with our existing products and services.

We may encounter difficulties in integrating our operations and products with those of ITLS, SMART and others. We may not realize the benefits that we anticipated when we made these acquisitions. Our failure to successfully integrate our operations and products with those of ITLS, SMART and others could seriously harm our business, operating results and financial condition.

WE MAY MAKE FUTURE ACQUISITIONS OR ENTER INTO JOINT VENTURES THAT MAY NOT BE SUCCESSFUL.

     In the future, we may acquire additional businesses, products and technologies, or enter into joint venture arrangements, that could complement or expand our business. Management's negotiations of potential acquisitions or joint ventures and management's integration of acquired businesses, products or technologies could divert their time and resources. Any future acquisitions could require us to issue dilutive equity securities, incur debt or contingent liabilities, amortize goodwill and other intangibles, or write off in-process research and development and other acquisition-related expenses. Further, we may not be able to integrate any acquired business, product or technology with our existing operations or train, retain and motivate personnel from the acquired business. If we are unable to fully integrate an acquired business, product or technology or train, retain and motivate personnel from the acquired business, we may not receive the intended benefits of that acquisition.

WE FACE RISKS ASSOCIATED WITH INTERNATIONAL SALES AND OPERATIONS THAT COULD HARM OUR COMPANY.

     Our international operations are subject to risks inherent in international business activities. In addition, we may expand our international operations in the future, which would increase our exposure to these risks. The risks we face internationally include:

     - difficulties and costs of staffing and managing geographically disparate operations;

     - longer accounts receivable payment cycles in certain countries;

     - compliance with a variety of foreign laws and regulations;

     - unexpected changes in regulatory requirements;

     - overlap of different tax structures;

     - greater difficulty in safeguarding intellectual property;

     - import and export licensing requirements;

     - trade restrictions;

     - changes in tariff rates;

     - political instability; and

     - general economic conditions in international markets.

CHANGES IN THE VALUE OF THE U.S. DOLLAR, AS COMPARED TO THE CURRENCIES OF FOREIGN COUNTRIES WHERE WE TRANSACT BUSINESS, COULD HARM OUR OPERATING RESULTS.

     To date, our international revenues have been denominated primarily in U.S. dollars. The majority of our international expenses and some revenues have been denominated in currencies other than the U.S. dollar. Therefore, changes in the value of the U.S. dollar as compared to these other currencies may adversely affect our operating results. As our international operations expand, we will use an increasing number of foreign currencies, causing our exposure to currency exchange rate fluctuations to increase. Although we have implemented limited hedging programs to mitigate our exposure to currency fluctuations, currency exchange rate fluctuations have caused, and will continue to cause, translation gains and losses and currency transaction gains and losses. While these gains and losses have not been material to date, they may harm our business, results of operations or financial condition in the future.

WE DEPEND ON OUR STRATEGIC PARTNERS AND OTHER THIRD PARTIES. IF WE FAIL TO DERIVE BENEFITS FROM OUR EXISTING AND FUTURE STRATEGIC RELATIONSHIPS, OUR BUSINESS WILL SUFFER.

     From time to time, we have collaborated with other companies, including IBM and PricewaterhouseCoopers, in areas such as product development, marketing, distribution and implementation. Maintaining these and other relationships is a meaningful part of our business strategy. However, some of our current and potential strategic partners are either actual or potential competitors, which may impair the viability of these relationships. In addition, some of our relationships have failed to meet expectations and may fail to meet expectations in the future. We may not be able to enter into successful new strategic relationships in the future.

THE LOSS OF ANY OF OUR KEY PERSONNEL OR OUR FAILURE TO ATTRACT ADDITIONAL PERSONNEL COULD SERIOUSLY HARM OUR COMPANY.

     We rely upon the continued service of a relatively small number of key technical and senior management personnel. Our future success depends on retaining our key employees and our continuing ability to attract, train and retain other highly qualified technical and managerial personnel. Very few of our key technical or senior management personnel are bound by employment agreements. As a result, our employees could leave with little or no prior notice. In the past, we have had difficulty recruiting qualified personnel. We may not be able to attract, assimilate or retain other highly qualified technical and managerial personnel in the future. Our loss of any of our key technical and senior management personnel or our inability to attract, train and retain additional qualified personnel could seriously harm our business, operating results and financial condition.

IF WE FAIL TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY RIGHTS OR FACE A CLAIM OF INTELLECTUAL PROPERTY INFRINGEMENT BY A THIRD PARTY, WE COULD LOSE OUR INTELLECTUAL PROPERTY RIGHTS OR BE LIABLE FOR SIGNIFICANT DAMAGES.

     We rely primarily on a combination of copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect our proprietary rights. However, these measures afford only limited protection. Unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Although we believe software piracy may be a problem, we are not able to determine the extent to which piracy of our software products exists. Policing unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology. This is particularly true in foreign countries where the laws may not protect proprietary rights to the same extent as the laws of the United States and may not provide us with an effective remedy against piracy.

     As the number of products and competitors continues to grow, the functionality of products in different industry segments is increasingly overlapping. As a result, we increasingly may be subject to claims of intellectual property infringement. Although we are not aware that any of our products infringe upon the proprietary rights of third parties, third parties may claim infringement by us with respect to current or future products. Any infringement claims, with or without merit, could be time-consuming, result in costly litigation or damages, cause product shipment delays or the loss or deferral of sales, or require us to enter into royalty or licensing agreements. If we enter into royalty or licensing agreements in settlement of any litigation or claims, these agreements may not be on terms acceptable to us. Unfavorable royalty and licensing agreements could seriously harm our business, operating results and financial condition.

     We resell some software that we license from third parties. Although we may continue this practice, third-party software licenses may not continue to be available to us on commercially reasonable terms. Our inability to maintain or obtain any of these software licenses will delay or reduce our product shipments until we can identify, license and integrate equivalent software. Any loss of these licenses or delay or reduction in product shipments could harm our business, operating results and financial condition.

OUR PRODUCTS' FAILURE TO REMAIN COMPATIBLE WITH EXISTING AND NEW COMPUTERS AND SOFTWARE OPERATING SYSTEMS WOULD SERIOUSLY HARM OUR BUSINESS.

     Our RHYTHM software can operate on hardware platforms from Digital Equipment, Hewlett-Packard, IBM and Sun Microsystems and operating systems from Sun Microsystems and Microsoft. RHYTHM can access data from most widely-used structured query language databases, including Informix, Oracle and Sybase. If additional hardware or software platforms gain significant market acceptance, we may be required to attempt to adapt RHYTHM to those platforms in order to remain competitive. However, those platforms may not be architecturally compatible with RHYTHM's software product design, and we may not be able to adapt RHYTHM to those additional platforms on a timely basis, or at all. Any failure to maintain compatibility with existing platforms or to adapt to new platforms that achieve significant market acceptance would seriously harm our business, operating results and financial condition.

OUR SOFTWARE IS COMPLEX AND MAY CONTAIN UNDETECTED ERRORS.

     Our software programs are complex and may contain undetected errors or "bugs." Although we conduct extensive testing, we may not discover bugs until our customers install and use a given product or until the volume of services that a product provides increases. On occasion, we have experienced delays in the scheduled introduction of new and enhanced products because of bugs. Undetected errors could result in loss of customers or reputation, adverse publicity, loss of revenues, delay in market acceptance, diversion of development resources, increased insurance costs or claims against us by customers, any of which could seriously harm our business, operating results and financial condition.

RELEASES OF AND PROBLEMS WITH NEW PRODUCTS MAY CAUSE PURCHASING DELAYS, WHICH WOULD HARM OUR REVENUES.

     Customers may delay their purchasing decisions in anticipation of our new or enhanced products, or products of competitors. Delays in customer purchasing decisions could seriously harm our business and operating results. Moreover, significant delays in the general availability of new releases, significant problems in the installation or implementation of new releases, or customer dissatisfaction with new releases could seriously harm our business, operating results and financial condition.

OUR FAILURE TO SUCCESSFULLY RECRUIT AND RETAIN TECHNICAL AND IMPLEMENTATION PERSONNEL COULD REDUCE OUR LICENSE REVENUES OR LIMIT THE GROWTH OF OUR LICENSE REVENUES.

     A shortage of qualified technical sales support personnel could harm our ability to expand sales and enter into new vertical markets. We will depend on our trained implementation personnel or those of independent consultants to implement our products and services. A shortage in the number of trained implementation personnel could limit our ability to implement our software and services on a timely and effective basis. Delayed or ineffective implementation of our software and services may limit our ability to expand our revenues and may result in customer dissatisfaction and harm to our reputation. Any of these events could seriously harm our business, operating results and financial condition.

RESIDUAL PROBLEMS RELATING TO THE "YEAR 2000 ISSUE" COULD ADVERSELY AFFECT OUR COMPANY.

     Prior to January 1, 2000, there was a great deal of concern regarding the ability of computers to adequately distinguish 21st century dates from 20th century dates due to the two-digit date fields used by many systems. Most reports to date, however, are that computer systems are functioning normally and the compliance and remediation work accomplished leading up to 2000 was effective to prevent any problems. Computer experts have warned that there may still be residual consequences of the change in centuries, and any such difficulties could result in a decrease in sales of our products, an increase in allocation of resources to address Year 2000 problems of our customers without additional revenue commensurate with such dedication of resources, or an increase in litigation costs relating to losses suffered by our customers due to such Year 2000 problems.

WE MAY BECOME SUBJECT TO PRODUCT LIABILITY CLAIMS.

     Our license agreements typically seek to limit our exposure to product liability claims from our customers. However, these contract provisions may not preclude all potential claims. Additionally, our general liability insurance may be inadequate to protect us from all liability that we may face. Product liability claims could require us to spend significant time and money in litigation or to pay significant damages. As a result, any claim, whether or not successful, could harm our reputation and business, operating results and financial condition.

OUR EXECUTIVE OFFICERS AND DIRECTORS HAVE VOTING CONTROL.

     Our executive officers and directors together beneficially own approximately 44% of the total voting power of our company. Accordingly, these stockholders will be able to determine the composition of our Board of Directors, will retain the voting power to approve all matters requiring stockholder approval and will continue to have significant influence over our affairs. Certain decisions concerning our operations or financial structure may present conflicts of interest between the stockholders and the holders of notes. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of our executive officers and directors may conflict with those of the holders of notes. In addition, our executive officers and directors may wish to pursue acquisitions, divestitures, financings or other transactions and business strategies that, in their judgment, could enhance their equity interest in our company, even though these transactions might involve increased risks to the holders of notes.

OUR CHARTER AND BYLAWS HAVE ANTI-TAKEOVER PROVISIONS.

     Provisions of our Certificate of Incorporation and our Bylaws as well as Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which restricts certain business combinations with interested stockholders. The combination of these provisions may inhibit a non-negotiated merger or other business combination.

OUR STOCK PRICE HISTORICALLY HAS BEEN VOLATILE, WHICH MAY MAKE IT MORE DIFFICULT FOR YOU TO RESELL COMMON STOCK WHEN YOU WANT AT PRICES YOU FIND ATTRACTIVE.

     The market price of our common stock has been volatile in the past, and the market price of our common stock may be volatile in the future. The following factors may significantly affect the market price of our common stock:

     - quarterly variations in our results of operations;

     - the announcement of new products or product enhancements by us or our competitors;

     - technological innovations by us or our competitors; and

     - general market conditions or market conditions specific to particular industries.

     In particular, the stock prices of many companies in the technology and emerging growth sectors have fluctuated widely due to events unrelated to their operating performance. These fluctuations may harm the market price of the notes and the common stock into which the notes are convertible.

THE PRICE OF OUR COMMON STOCK MAY DECLINE DUE TO SHARES ELIGIBLE FOR FUTURE
SALE.

     Sales of substantial amounts of common stock in the public market, or the appearance that a large number of shares is available for sale, could adversely affect the market price for our common stock. In addition to the adverse effect a price decline could have on holders of common stock, that decline would likely impede our ability to raise capital by issuing additional shares of common stock or other equity securities.

IF WE ARE REQUIRED TO REGISTER AS AN INVESTMENT COMPANY, WE WOULD BECOME SUBJECT TO SUBSTANTIAL REGULATION, WHICH WOULD INTERFERE WITH OUR ABILITY TO IMPLEMENT OUR BUSINESS PLAN.

     As a result of our previous financings, we have substantial cash, cash equivalents and short-term investments. We plan to continue investing the excess proceeds of these financings in short-term instruments consistent with prudent cash management and not primarily for the purpose of achieving investment returns. Investment in securities primarily for the purpose of achieving investment returns could result in our being an "investment company" under the Investment Company Act of 1940. The Investment Company Act requires the registration of companies that are primarily in the business of investing, reinvesting or trading securities or that fail to meet certain statistical tests regarding their composition of assets and sources of income, even though they consider themselves not to be primarily engaged in investing, reinvesting or trading securities. We believe that we are primarily engaged in a business other than investing in or trading securities and, therefore, are not an investment company within the meaning of the Investment Company Act. If the Investment Company Act required us to register as an investment company, we would become subject to substantial regulation with respect to our capital structure, management, operations, transactions with affiliated persons and other matters. Application of the provisions of the Investment Company Act to us may materially and adversely affect our business, prospects, operating results and ability to repay our debt, including the notes.

THE NOTES RANK BELOW OUR EXISTING AND FUTURE SENIOR DEBT, AND WE MAY BE UNABLE TO REPAY OUR OBLIGATIONS UNDER THE NOTES.

     The notes are unsecured and subordinated in right of payment to all of our existing and future senior debt. Because the notes are subordinate to our senior debt, if we experience:

     - a bankruptcy, liquidation or reorganization,

     - an acceleration of the notes due to an event of default under the indenture, or

     - certain other events,

we will be permitted to make payments on the notes only after we have satisfied all of our senior debt obligations. Therefore, we may not have sufficient assets remaining to pay amounts due on any or all of the notes. In addition, the notes effectively are subordinate to all liabilities, including trade payables, of our subsidiaries and any subsidiaries that we may in the future acquire or establish. Consequently, our right to receive assets of any subsidiaries upon their liquidation or reorganization, and the rights of the holders of the notes to share in those assets, would be subordinate to the claims of the subsidiaries' creditors.

     The notes are our obligations exclusively. The indenture for the notes does not limit our ability, or that of any of our presently existing or future subsidiaries, to incur senior debt, other indebtedness and other liabilities. We may have difficulty paying our obligations under the notes if we, or any of our subsidiaries, incur additional indebtedness or other liabilities. As of September 30, 1999, we had approximately $17.4 million of senior debt outstanding, and our subsidiaries had approximately $49.3 million of outstanding indebtedness and other liabilities. From time to time we and our subsidiaries may incur additional indebtedness, including senior debt, which could adversely affect our ability to pay our obligations under the notes.

WE MAY BE UNABLE TO REPURCHASE THE NOTES.

     At maturity, the entire outstanding principal amount of the notes will become due and payable. In addition, if a Change in Control, as defined in "Description of the Notes -- Repurchase at Option of Holders Upon a Change in Control," of our company occurs, each holder of the notes may require us to repurchase all or a portion of that holder's notes. At maturity or if a Change in Control occurs, we may not have sufficient funds or may be unable to arrange for additional financing to pay the principal amount or repurchase price due. Under the terms of the indenture for the notes, we may elect, if we meet certain conditions, to pay the repurchase price with shares of common stock. Any future borrowing arrangements or agreements relating to senior debt to which we become a party may contain restrictions on, or prohibitions against, our repurchases of the notes. If the maturity date or Change in Control occurs at a time when our other arrangements prohibit us from repurchasing the notes, we could try to obtain the consent of the lenders under those arrangements to purchase the notes, or we could attempt to refinance the borrowings that contain the restrictions. If we do not obtain the necessary consents or refinance these borrowings, we will be unable to repurchase the notes. In that case, our failure to repurchase any tendered notes or notes due upon maturity would constitute an event of default under the indenture. Any such default, in turn, may cause a default under the terms of our senior debt. As a result, in those circumstances, the subordination provisions of the indenture would, absent a waiver, prohibit any repurchase of the notes until we pay the senior debt in full.

THERE IS ONLY A LIMITED MARKET FOR THE NOTES.

     There is a limited trading market for the notes. We cannot assure you as to the liquidity of any markets that may develop for the notes, your ability to sell your notes or the price at which you may be able to sell your notes. The notes are eligible for trading on the PORTAL market; however, we do not intend to apply for listing of the notes on any securities exchange or any automated quotation system.

                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains and incorporates by reference forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expects," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "potential" or "continue" or other terms of or the negative of those forms or other comparable terms. Our forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These factors are discussed in more detail elsewhere in this prospectus, including under the caption "Risk Factors." Because of these uncertainties, you should not place undue reliance on our forward-looking statements. We do not intend to update any of these factors or to publicly announce the result of any revisions to any of our forward-looking statements contained herein, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS

     All of the notes and the shares of common stock issuable upon conversion of the notes are being sold by the selling securityholders or by their pledgees, donees, transferees or other successors in interest. We will not receive any proceeds from the sale of the notes or the shares of our common stock issuable upon conversion of the notes.

                       RATIO OF EARNINGS TO FIXED CHARGES

     Our ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                                                                    NINE MONTHS
                                                                                       ENDED
                                                   YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                             -----------------------------------   --------------
                                             1994    1995    1996    1997   1998   1998     1999
                                             -----   -----   -----   ----   ----   -----    -----
Ratio of earnings to fixed charges.........  16.5x   12.6x   10.0x   3.7x   7.5x   6.3x     5.5x

     The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings before income taxes plus fixed charges. Fixed charges include, as applicable, interest expense, amortization of debt issuance costs and the estimated interest component of rent expense.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following statement of operations data for the years ended December 31, 1996, 1997, and 1998 has been derived from consolidated financial statements which have been audited by Arthur Andersen LLP. The data presented for the periods ending December 31, 1994, 1995 and September 30, 1998 and 1999 have been derived from unaudited financial statements. Amounts shown are in thousands, except per share data. Shares outstanding and per share amounts have been adjusted to reflect a 2-for-1 stock split effected as a 100% stock dividend on February 17, 2000.

                                                                                                    NINE MONTHS ENDED
                                                           YEAR ENDED DECEMBER 31,                    SEPTEMBER 30,
                                              --------------------------------------------------   -------------------
                                               1994      1995       1996       1997       1998       1998       1999
                                              -------   -------   --------   --------   --------   --------   --------
Revenues:
  Software licenses.........................  $11,178   $24,162   $ 62,063   $141,766   $234,316   $160,514   $242,051
  Services..................................    5,013    10,837     30,569     58,218     91,726     66,113    104,388
  Maintenance...............................    1,168     3,462      8,881     21,792     43,115     28,938     49,403
                                              -------   -------   --------   --------   --------   --------   --------
        Total revenues......................   17,359    38,461    101,513    221,776    369,157    255,565    395,842
                                              -------   -------   --------   --------   --------   --------   --------
Costs and expenses:
  Cost of software licenses.................      366       390        260      2,746      7,967      5,681     11,821
  Cost of services and maintenance..........    3,196     7,601     21,761     48,422     77,459     52,630     91,183
  Sales and marketing.......................    4,780    10,487     35,484     77,071    129,978     90,914    136,127
  Research and development..................    3,644     8,503     23,559     57,392     94,199     67,371     95,106
  General and administrative................    2,188     5,286     11,108     24,984     38,191     25,851     39,054
  In-process research and development and
    acquisition-related expenses(1).........       --        --      1,133      9,306      7,618      7,044      4,825
                                              -------   -------   --------   --------   --------   --------   --------
        Total costs and expenses............   14,174    32,267     93,305    219,921    355,412    249,491    378,116
                                              -------   -------   --------   --------   --------   --------   --------
Operating income............................    3,185     6,194      8,208      1,855     13,745      6,074     17,726
Other income (expense), net.................     (127)     (167)     1,671      3,309      8,753      7,090      4,419
                                              -------   -------   --------   --------   --------   --------   --------
Income before income taxes..................    3,058     6,027      9,879      5,164     22,498     13,164     22,145
Provision for income taxes..................    1,306     2,054      4,705      6,916     17,279     11,450     14,045
                                              -------   -------   --------   --------   --------   --------   --------
Net income (loss)...........................  $ 1,752   $ 3,973   $  5,174   $ (1,752)  $  5,219      1,714      8,100
                                              =======   =======   ========   ========   ========   ========   ========
Net income (loss) per share.................  $  0.02   $  0.04   $   0.04   $  (0.01)  $   0.04   $   0.01   $   0.05
                                              =======   =======   ========   ========   ========   ========   ========
Net income (loss) per share, assuming
  dilution..................................  $  0.02   $  0.03   $   0.04   $  (0.01)  $   0.03   $   0.01   $   0.05
                                              =======   =======   ========   ========   ========   ========   ========
Weighted average common shares
  outstanding...............................   87,460    90,656    119,580    128,884    143,588    142,700    149,504
Weighted average common shares outstanding,
  assuming dilution.........................  110,640   121,788    136,232    128,884    157,060    156,698    163,418

---------------

(1) We incurred acquisition-related expenses related to business combinations of $1.1 million in 1996, $9.3 million in 1997, $7.6 million in 1998, $7.0 million in the nine months ended September 30, 1998 and $4.8 million in the nine months ended September 30, 1999, including write-offs of in-process research and development of $1.1 million in 1996, $4.6 million in 1997, $4.7 million in 1998, $4.4 million in the nine months ended September 30, 1998 and $1.9 million in the nine months ended September 30, 1999. The remaining costs included in amortization of goodwill and acquired technology and investment banking, legal and accounting fees and expenses. Excluding these expenses, net income and net income per share, assuming dilution, would have been $6.3 million and $0.05 per share in 1996, $5.0 million and $0.03 per share in 1997, $12.8 million and $0.08 per share in 1998, $8.8 million and $0.06 per share in the nine months ended September 30, 1998, and $12.9 million and $0.08 per share in the nine months ended September 30, 1999.

                            DESCRIPTION OF THE NOTES

     We have issued the notes under a document called the "Indenture." The Indenture is a contract between us and Chase Bank of Texas, National Association, who acts as trustee (the "Trustee"). The Indenture and the notes are governed by New York law. Because this section is a summary, it does not describe every aspect of the notes. This summary is subject to and qualified in its entirety by reference to all the provisions of the Indenture, including definitions of certain terms used in the Indenture. For example, in this section we use capitalized words to signify defined terms that have been given special meaning in the Indenture. We describe the meaning for only the more important terms. Wherever we refer to particular defined terms, those defined terms are incorporated by reference here. In this section, references to "i2 Technologies" or "us" refer solely to i2 Technologies, Inc. and not our subsidiaries.

GENERAL

     The notes are general, unsecured obligations of i2 Technologies. The notes are subordinated, which means that they rank behind certain of our indebtedness as described below. The notes are limited to $350,000,000 aggregate principal amount. Payment of the full principal amount of the notes will be due on December 15, 2006.

     The notes bear interest at the annual rate shown on the front cover of this prospectus from December 10, 1999. We will pay interest semi-annually on June 15 and December 15 of each year, beginning June 15, 2000, until the principal is paid or made available for payment. Interest will be paid to the person in whose name the note is registered at the close of business on the preceding June 1 or December 1, as the case may be, subject to certain exceptions specified in the Indenture. Interest payable per $1,000 principal amount of notes for the period from December 10, 1999 to June 15, 2000, will be $26.9792.

     You may convert the notes into shares of common stock initially at the conversion rate stated on the front cover of this prospectus at any time before the close of business on December 15, 2006, unless the notes have been previously redeemed or repurchased. The conversion rate may be adjusted as described below.

     We may redeem the notes at our option at any time on or after December 20, 2002, in whole or in part, at the redemption prices set forth below under "-- Optional Redemption by i2 Technologies," plus accrued and unpaid interest to the redemption date. If there is a Change in Control of i2 Technologies, you may have the right to require us to repurchase your notes as described below under "-- Repurchase at Option of Holders Upon a Change in Control."

FORM, DENOMINATION, TRANSFER, EXCHANGE AND BOOK-ENTRY PROCEDURES

     The notes will be issued:

     - only in fully registered form;

     - without interest coupons; and

     - in denominations of $1,000 and greater multiples.

     The notes are evidenced by one or more global notes which are deposited with the Trustee as custodian for DTC and registered in the name of Cede & Co. ("Cede"), as nominee of DTC. The global note and any notes issued in exchange for the global note are subject to restrictions on transfer and bear the legend regarding those restrictions set forth under "Notice to Investors." Except as set forth below, record ownership of the global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     The global note will not be registered in the name of any person, or exchanged for notes that are registered in the name of any person, other than DTC or its nominee unless either of the following occurs:

     - DTC notifies us that it is unwilling, unable or no longer qualified to continue acting as the depositary for the global note; or

     - an Event of Default with respect to the notes represented by the global note has occurred and is continuing.

In those circumstances, DTC will determine in whose names any securities issued in exchange for the global note will be registered.

     DTC or its nominee will be considered the sole owner and holder of the global note for all purposes, and as a result:

     - you cannot get notes registered in your name if they are represented by the global note;

     - you cannot receive certificated (physical) notes in exchange for your beneficial interest in the global notes;

     - you will not be considered to be the owner or holder of the global note or any note it represents for any purpose; and

     - all payments on the global note will be made to DTC or its nominee.

     The laws of some jurisdictions require that certain kinds of purchasers (for example, certain insurance companies) can only own securities in definitive (certificated) form. These laws may limit your ability to transfer your beneficial interests in the global note to these types of purchasers.

     Only institutions (such as a securities broker or dealer) that have accounts with the DTC or its nominee (called "participants") and persons that may hold beneficial interests through participants can own a beneficial interest in the global security note. The only place where the ownership of beneficial interests in the global security note will appear and the only way the transfer of those interests can be made will be on the records kept by DTC (for their participants' interests) and the records kept by those participants (for interests of persons held by participants on their behalf).

     Secondary trading in bonds and notes of corporate issuers is generally settled in clearing-house (that is, next-day) funds. In contrast, beneficial interests in a global note usually trade in DTC's same-day funds settlement system, and settle in immediately available funds. We make no representations as to the effect that settlement in immediately available funds will have on trading activity in those beneficial interests.

     We will make cash payments of interest on and principal of and the redemption or repurchase price of the global note, as well as any payment of Liquidated Damages, to Cede, the nominee for DTC, as the registered owner of the global note. We will make these payments by wire transfer of immediately available funds on each payment date.

     We have been informed that DTC's practice is to credit participants' accounts on the payment date with payments in amounts proportionate to their respective beneficial interests in the notes represented by the global note as shown on DTC's records, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in notes represented by the global note held through participants will be the responsibility of those participants, as is now the case with securities held for the accounts of customers registered in "street name."

     We will send any redemption notices to Cede. We understand that if less than all the notes are being redeemed, DTC's practice is to determine by lot the amount of the holdings of each participant to be redeemed.

     We also understand that neither DTC nor Cede will consent or vote with respect to the notes. We have been advised that under its usual procedures, DTC will mail an "omnibus proxy" to us as soon as possible after the record date. The omnibus proxy assigns Cede's consenting or voting rights to those participants to whose accounts the notes are credited on the record date identified in a listing attached to the omnibus proxy.

     Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge the interest to persons or entities that do not participate in the DTC book-entry system, or otherwise take actions in respect of that interest, may be affected by the lack of a physical certificate evidencing its interest.

     DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange) only at the direction of one or more participants to whose account with DTC interests in the global note are credited and only in respect of such portion of the principal amount of the notes represented by the global note as to which such participant or participants has or have given such direction.

     DTC has also advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Certain of such participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     The policies and procedures of DTC, which may change periodically, will apply to payments, transfers, exchanges and other matters relating to beneficial interests in the global note. We and the Trustee have no responsibility or liability for any aspect of DTC's or any participants' records relating to beneficial interests in the global note, including for payments made on the global note, and we and the Trustee are not responsible for maintaining, supervising or reviewing any of those records.

CONVERSION RIGHTS

     You may, at your option, convert any portion of the principal amount of a note that is an integral multiple of $1,000 into shares of common stock at any time prior to the close of business on the maturity date, unless the note has been previously redeemed or repurchased, at a conversion rate equal to 13.1594 shares per $1,000 principal amount of notes. This conversion rate is equivalent to a conversion price of approximately $75.99. The conversion rate is subject to adjustment as described below. Your right to convert a note called for redemption or delivered for repurchase will terminate at the close of business on the Business Day immediately preceding the redemption date or repurchase date for that note, unless we default in making the payment due upon redemption or repurchase.

     The holder of a note can convert the note by delivering the note to an office or agency of the Trustee in the Borough of Manhattan, The City of New York, accompanied by a duly signed and completed notice of conversion, a copy of which may be obtained from the Trustee. In the case of a global note, DTC will effect the conversion upon notice from the holder of a beneficial interest in the global note in accordance with DTC's rules and procedures. The conversion date will be the date on which the note and the duly signed and completed notice of conversion are so delivered. As promptly as practicable on or after the conversion date, we will issue and deliver to the Trustee a certificate or certificates for the number of full shares of common stock issuable upon conversion, together with payment in lieu of any fraction of a share. The certificates will be sent by the Trustee to the Conversion Agent for delivery to the holder of the note being converted. The shares of common stock issuable upon conversion of the notes will be fully paid and nonassessable and will also rank equally with other shares of our common stock outstanding from time to time.

     If you surrender a note for conversion on a date that is not an Interest Payment Date, you will not be entitled to receive any interest for the period from the next preceding Interest Payment Date to the date of conversion, except as described below. However, if you are a holder of a note on a Regular Record Date that is surrendered for conversion after the Regular Record Date but before the next succeeding Interest Payment Date, you will receive the interest payable on such note on such succeeding Interest Payment Date. Accordingly, any note surrendered for conversion during the period from the close of business on a Regular Record Date to the opening of business on the next succeeding Interest Payment Date must be accompanied by payment of an amount equal to the interest payable on such Interest Payment Date on the principal amount of notes being surrendered for conversion. However, you will not be required to make that payment if you are converting a note, or a portion of a note, that we have called for redemption, or that you are entitled to require us to repurchase from you, if your conversion right would terminate because of the redemption or repurchase between the Regular Record Date and the close of business on the next succeeding Interest Payment Date.

     No other payment or adjustment for interest, or for any dividends on our common stock, will be made upon conversion. If you receive common stock upon conversion of a note, you will not be entitled to receive any dividends payable to holders of common stock as of any record date before the close of business on the conversion date. We will not issue fractional shares upon conversion of notes. Instead, we will pay an amount in cash based on the market price of the common stock at the close of business on the conversion date.

     If you deliver a note for conversion, you will not be required to pay any taxes or duties in respect of the issue or delivery of common stock on conversion. However, we are not required to pay any tax or duty that may be payable in respect of any transfer involved in the issue or delivery of the common stock in a name other than that of the holder of the note. We will not issue or deliver certificates representing shares of common stock unless the person requesting the issuance or delivery has paid to us the amount of any such tax or duty or has established to our satisfaction that such tax or duty is payable.

     The conversion rate is subject to adjustment if:

          (1) there is a dividend or other distribution payable in common stock on shares of our common stock;

          (2) we issue to all holders of common stock rights, options or warrants entitling them to subscribe for or purchase common stock at less than the then current market price, calculated as described in the Indenture, of our common stock; however, if those rights, options or warrants are only exercisable upon the occurrence of certain triggering events, then the conversion rate will not be adjusted until the triggering events occur;

          (3) we subdivide, reclassify or combine our common stock;

          (4) we distribute to all holders of our common stock evidences of our indebtedness, shares of capital stock, cash or assets, including securities, but excluding:

        - those dividends, distributions and rights, options and warrants referred to in paragraphs (1) and (2) above;

        - dividends and distributions paid exclusively in cash; or

        - distributions upon mergers or consolidations;

          (5) we make a distribution consisting exclusively of cash, to all holders of our common stock if: the aggregate amount of the distribution combined together with (A) other such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made and
     (B) any cash and the fair market value of other consideration payable in respect of any tender offer by i2 Technologies or any of our subsidiaries for our common stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 10% of our market capitalization, being the product of the current market price per share of the common stock on the record date for such distribution and the number of shares of common stock then outstanding; or

          (6) the successful completion of a tender offer made by i2 Technologies or any of our subsidiaries for our common stock which involves aggregate consideration that, together with (A) any cash and other consideration payable in a tender offer by i2 Technologies or any of our subsidiaries for our common stock expiring within the 12 months preceding the expiration of such tender offer in respect of which no adjustment has been made and (B) the aggregate amount of any such all-cash distributions referred to in paragraph (5) above to all holders of common stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of our market capitalization on the expiration of such tender offer.

     We reserve the right to make such increases in the conversion rate in addition to those required by the provisions described above as we may consider to be advisable so that any event treated for United States federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. No adjustment of the conversion rate will be required to be made until the cumulative adjustments amount to 1.0% or more of the conversion rate. We will compute any adjustments to the conversion rate and give notice to the holders of any such adjustments.

     If we merge or consolidate with another person or sell or transfer all or substantially all of our assets, each note then outstanding will, without the consent of the holder of any note, become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of common stock into which the note was convertible immediately prior to the merger, consolidation or sale. This calculation will be made based on the assumption that the holder of common stock failed to exercise any rights of election that the holder may have to select a particular type of consideration. The adjustment will not be made for a merger that does not result in any reclassification, conversion, exchange or cancellation of our common stock.

     We may, from time to time, increase the conversion rate by any amount for any period of at least 20 days if our Board of Directors has determined that such increase would be in our best interests. If our Board of Directors makes such a determination, it will be conclusive. We will give holders of notes at least 15 days' notice of such an increase in the conversion rate. No such increase will be taken into account for purposes of determining whether the closing price of the common stock exceeds the conversion price by 105% in connection with an event which otherwise would be a "Change in Control," as defined below.

     If at any time we make a distribution of property to our shareholders that would be taxable to such shareholders as a dividend for United States federal income tax purposes, e.g., distributions of evidences of indebtedness or assets of i2 Technologies, but generally not stock dividends on common stock or rights to subscribe for common stock, and, pursuant to the anti-dilution provisions of the Indenture, the number of shares into which notes are convertible is increased, that increase may be deemed for United States federal income tax purposes to be the payment of a taxable dividend to holders of notes. See "Material United States Federal Income Tax Considerations -- Dividends."

SUBORDINATION

     The notes are subordinated and, as a result, the payment of the principal, any premium and interest on the notes, including amounts payable on any redemption or repurchase, will be subordinated to the prior payment in full, in cash or other payment satisfactory to holders of Senior Debt, of all of our Senior Debt.

     "Senior Debt" means the principal of, and premium, if any, and interest, including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding, on, and all fees and other amounts payable in connection with, the following, whether absolute or contingent, secured or unsecured, due or to become due, outstanding on the date of the Indenture or thereafter created, incurred or assumed:

     - our indebtedness evidenced by any credit or loan agreement, note, bond, debenture or other similar instrument;

     - all of our obligations for money borrowed;

     - our obligations as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles;

     - all our obligations under interest rate, currency and credit swaps, caps, floors, collars, hedge agreements, forward contracts or similar agreements or arrangements;

     - all our obligations with respect to letters of credit, bank guarantees, bankers' acceptances and similar facilities, including related reimbursement obligations;

     - all our obligations issued or assumed as the deferred purchase price of property or services, but excluding trade accounts payable and accrued liabilities arising in the ordinary course of business;

     - all our obligations of the type referred to above of another person and all dividends of another person, the payment of which, in either case, we have assumed or guaranteed, or for which we are responsible or liable, directly or indirectly, jointly or severally, as obligor, guarantor or otherwise, or which is secured by a lien on our property; or

     - renewals, extensions, modifications, replacements, restatements and refundings of, or any indebtedness or obligation issued in exchange for any indebtedness or obligation described in the bullets above.

Senior Debt will not include any indebtedness or obligation if the terms of the indebtedness or obligation, or the terms of the instrument under which the indebtedness or obligation is issued, expressly provide that the indebtedness or obligation is not superior in right of payment to the notes. In addition, Senior Debt will not include any particular indebtedness or obligation that we may owe to any of our direct or indirect subsidiaries.

     We may not make any payment on account of principal, premium or interest on the notes, or redemption or repurchase of the notes, if either of the following occurs:

     - we default in our obligations to pay principal, premium, interest or other amounts on our Designated Senior Debt, as defined below, including a default under any redemption or repurchase obligation, and the default continues beyond any grace period that we may have to make those payments; or

     - any other default occurs and is continuing on any Designated Senior Debt and (1) the default permits the holders of the Designated Senior Debt to accelerate its maturity and (2) the Trustee has received a notice (a "Payment Blockage Notice") of the default from i2 Technologies or such other person permitted to give such notice under the Indenture.

     If payments of the notes have been blocked by a payment default on Senior Debt, payments on the notes may resume when the payment default has been cured or waived or ceases to exist. If payments on the notes have been blocked by a nonpayment default, payments on the notes may resume on the earlier of (1) the date the nonpayment default is cured or waived or ceases to exist or (2) 179 days after the Payment Blockage Notice is received.

     No nonpayment default that existed on the day a Payment Blockage Notice was delivered to the Trustee can be used as the basis for any subsequent Payment Blockage Notice. In addition, once a holder of Designated Senior Debt has blocked payment on the notes by giving a Payment Blockage Notice, no new period of payment blockage can be commenced until both of the following are satisfied:

     - 365 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice; and

     - all scheduled payments of principal, any premium and interest on the notes have come due and have been paid in full in cash.

     "Designated Senior Debt" means indebtedness under our existing credit facilities with Chase Bank of Texas and Wells Fargo Bank (Texas) and any other Senior Debt in which the instrument creating or evidencing the debt, or the assumption or guarantee of the debt, or related agreements or documents to which we are a party, expressly provides that the indebtedness will be "Designated Senior Debt" for purposes of the Indenture. That instrument, agreement or other document may place limitations and conditions on the right of that Senior Debt to exercise the rights of Designated Senior Debt.

     In addition, upon any acceleration of the principal due on the notes as a result of an Event of Default or payment or distribution of our assets to creditors upon any dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary, marshaling of assets, assignment for the benefit of credits, or in bankruptcy, insolvency, receivership or other similar proceedings, all principal, premium, interest and other amounts due on all Senior Debt must be paid in full, in cash or other payment satisfactory to holders of Senior Debt, before you will be entitled to receive any payment. Because of this subordination, in the event of insolvency, our creditors who are holders of Senior Debt may recover more, ratably, than you would, and this subordination may reduce or eliminate payments to you. As of September 30, 1999, we had approximately $17.4 million of Senior Debt outstanding.

     In addition, the notes are "structurally subordinated" to all indebtedness and other liabilities, including trade payables and lease obligations, of our subsidiaries. This occurs because any right of i2 Technologies to receive any assets of our subsidiaries upon their liquidation or reorganization, and the consequent right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors, except to the extent that i2 Technologies itself is recognized as a creditor of the subsidiary, in which case the claims of i2 Technologies would still be subordinate to any security interest in the assets of the subsidiary and any indebtedness of the subsidiary senior to that held by i2 Technologies. As of September 30, 1999, our subsidiaries had approximately $49.3 million of indebtedness and other liabilities outstanding.

     The Indenture does not limit our ability or the ability of any of our subsidiaries to incur indebtedness, including Senior Debt.

OPTIONAL REDEMPTION BY I2 TECHNOLOGIES

     On and after December 20, 2002, we may redeem the notes, in whole or in part, at our option, at the redemption prices specified below. The redemption price, expressed as a percentage of principal amount, is as follows for the 12-month periods beginning on December 15 of the following years (December 20 through December 14 in the case of the first of such periods):

                                                            REDEMPTION
YEAR                                                          PRICE
----                                                        ----------
2002.....................................................    103.000%
2003.....................................................    102.250%
2004.....................................................    101.500%
2005.....................................................    100.750%

and 100% of the principal amount on and after December 15, 2006. In each case we will also pay accrued interest to, but excluding, the redemption date. If the redemption date is also an interest payment date, we will pay the accrued interest becoming due on that date to the holder of record as of the relevant record date. The Indenture requires us to give notice of redemption not more than 60 and not less than 30 days before the redemption date.

     No "sinking fund" is provided for the notes, which means that the Indenture does not require us to redeem or retire the notes periodically.

REPURCHASE AT OPTION OF HOLDERS UPON A CHANGE IN CONTROL

     If a Change in Control, as defined below, occurs, you will have the right, at your option, to require us to repurchase all of your notes not called for redemption, or any portion of the principal amount of your notes that is equal to $5,000 or any integral multiple of $1,000 in excess of $5,000. The price we are required to pay is 100% of the principal amount of the notes to be repurchased, together with interest accrued to, but excluding, the repurchase date. If the redemption date is also an interest payment date, we will pay the accrued interest becoming due on that date to the holder of record as of the relevant record date.

     At our option, instead of paying the repurchase price in cash, we may pay the repurchase price in common stock valued at 95% of the average of the closing sales prices of the common stock for the five trading days immediately preceding and including the third day prior to the repurchase date. We may only pay the repurchase price in common stock if we satisfy conditions provided in the Indenture.

     Within 30 days after the occurrence of a Change in Control, we are obligated to give you notice of the Change in Control and of the repurchase right arising as a result of the Change in Control. We must also deliver a copy of this notice to the Trustee. To exercise the repurchase right, you must deliver on or before the 30th day after the date of our notice irrevocable written notice to the Trustee of your exercise of your repurchase right, together with the notes with respect to which that right is being exercised. We are required to make the repurchase on the date that is 45 days after the date of our notice.

     A "Change in Control" will be deemed to have occurred at the time after the notes are originally issued that any of the following occurs:

          (1) any person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Securities Exchange Act of 1934, acquires beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors; however, any acquisition by i2 Technologies, any subsidiary of i2 Technologies or any employee benefit plan of i2 Technologies and any merger or consolidation that is not a Change in Control under clause (2) below will not trigger this provision;

          (2) we consolidate with or merge with or into any other person or another person merges into us, except if the transaction satisfies any of the following:

        - the holders of 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors immediately prior to the transaction have, directly or indirectly, 50% or more of the total voting power of all shares of capital stock of the continuing or surviving corporation entitled to vote generally in elections of directors of the continuing or surviving corporation immediately after the transaction;

        - the transaction is a merger which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock;

        - the transaction is a merger effected only to change our jurisdiction of incorporation and it results in a reclassification, conversion or exchange of outstanding shares of our common stock only into shares of common stock of i2 Technologies or another corporation; or

          (3) we convey, transfer, sell, lease or otherwise dispose of all or substantially all of our assets to another person.

     However, a Change in Control will not be deemed to have occurred if the closing sales price per share of our common stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the Change in Control or the public announcement of the Change in Control, in the case of a Change in Control relating to an acquisition of capital stock, or the period of 10 consecutive trading days ending immediately before the Change in Control, in the case of Change in Control relating to a merger, consolidation or asset sale, equals or exceeds 105% of the conversion price of the notes in effect on each of those trading days.

     For purposes of these provisions:

     - the conversion price is equal to $1,000 divided by the conversion rate;

     - whether a person is a "beneficial owner" will be determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934; and

     - "person" includes any syndicate or group that would be deemed to be a "person" under Section 13(d)(3) of the Securities Exchange Act of 1934.

     Rule 13e-4 under the Securities Exchange Act of 1934 requires the dissemination of prescribed information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to you. We will comply with this rule to the extent it applies at that time.

     We may, to the extent permitted by applicable law, at any time purchase notes in the open market or by tender at any price or by private agreement. Any note that we so purchase may, to the extent permitted by applicable law, be reissued or resold or may, at our option, be surrendered to the Trustee for cancellation. Any notes surrendered may not be reissued or resold and will be canceled promptly.

     The definition of Change in Control includes a phrase relating to the conveyance, transfer, sale, lease or disposition of "all or substantially all" of our assets. There is no precise, established definition of the phrase "substantially all" under applicable law. Accordingly, your ability to require us to repurchase your notes as a result of conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

     The foregoing provisions would not necessarily provide you with protection if we are involved in a highly leveraged or other transaction that may adversely affect you.

     Our ability to repurchase notes upon the occurrence of a Change in Control is subject to important limitations. Some of the events constituting a Change in Control could result in an event of default under, or be prohibited or limited by, the terms of any Senior Debt. As a result, unless we were to obtain a waiver, a repurchase of the notes in cash could be prohibited under the subordination provisions of the Indenture until the Senior Debt is paid in full. Although we have the right to repurchase the notes with common stock, subject to certain conditions, we cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price in cash for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. If we were to fail to repurchase the notes when required following a Change in Control, an Event of Default under the Indenture would occur, whether or not such repurchase is permitted by the subordination provisions of the Indenture. Any such default may, in turn, cause a default under our Senior Debt. See "-- Subordination."

MERGERS AND SALES OF ASSETS BY I2 TECHNOLOGIES

     We may not consolidate with or merge into any other person or convey, transfer, sell or lease our properties and assets substantially as an entirety to any person, and we may not permit any person to consolidate with or merge into us or convey, transfer, sell or lease such person's properties and assets substantially as an entirety to us, unless each of the following requirements is met:

     - the person formed by the consolidation or into or with which we merge or the person to which our properties and assets are conveyed, transferred, sold or leased, is a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States, any State or the District of Columbia and, if other than us, shall expressly assume the due and punctual payment of the principal of, any premium, and interest on the notes and the performance of our other covenants under the Indenture;

     - immediately after giving effect to that transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing; and

     - if required by the Indenture, an officer's certificate and legal opinion relating to these conditions is delivered to the Trustee.

EVENTS OF DEFAULT

     The following are Events of Default under the Indenture:

     - we fail to pay principal of or any premium on any note when due, whether or not the payment is prohibited by the subordination provisions of the Indenture;

     - we fail to pay any interest on any note when due and that default continues for 30 days, whether or not the payment is prohibited by the subordination provisions of the Indenture;

     - we fail to give the notice that we are required to give in the event of a Change in Control, whether or not the notice is prohibited by the subordination provisions of the Indenture;

     - we fail to perform any other covenant in the Indenture and that failure continues for 60 days after written notice to us by the Trustee or the holders of at least 25% in aggregate principal amount of outstanding notes;

     - failure to pay when due (after expiration of any applicable grace period) the principal of, or acceleration of, any indebtedness for money borrowed by us or any of our significant subsidiaries in excess of $10 million if the indebtedness is not discharged, or the acceleration is not annulled, within 30 days after written notice to us by the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes; or

     - events of bankruptcy, insolvency or reorganization with respect to i2 Technologies specified in the Indenture.

     Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless such holders shall have furnished to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

     If an Event of Default, other than an Event of Default arising from events of bankruptcy, insolvency or reorganization with respect to i2 Technologies, occurs and is continuing, either the Trustee or the holders of at least 25% in principal amount of the outstanding notes may accelerate the maturity of all notes. After acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding notes may, under circumstances set forth in the Indenture, rescind the acceleration if all Events of Default, other than the nonpayment of principal of the notes which have become due solely because of the acceleration, have been cured or waived as provided in the Indenture. If an Event of Default arising from events of bankruptcy, insolvency or reorganization occurs and is continuing with respect to i2 Technologies, then the principal of, and accrued interest on, all of the notes will automatically become immediately due and payable without any declaration or other act on the part of the holders of the notes or the Trustee.

     Before you may take any action to institute any proceeding relating to the Indenture, or to appoint a receiver or a trustee, or for any other remedy, each of the following must occur:

     - you must have given the Trustee written notice of a continuing Event of Default;

     - the holders of at least 25% of the aggregate principal amount of all outstanding notes must make a written request of the Trustee to take action because of the default and must have offered reasonable indemnification to the Trustee against the costs, liabilities and expenses of taking such action; and

     - the Trustee must not have taken action for 60 days after receipt of such notice and furnishing of indemnification.

     These limitations do not apply to a suit for the enforcement of payment of the principal of or any premium or interest on a note, or the repurchase price payable for a note, on or after the due dates for such payments or of the right to convert the note in accordance with the Indenture.

     We will furnish to the Trustee annually a statement as to our performance of our obligations under the Indenture and as to any default in performance.

MODIFICATION AND WAIVER

     The consent of the holders of a majority in principal amount of the outstanding notes affected is required to make a modification or amendment to the Indenture. However, a modification or amendment requires the consent of the holder of each outstanding note affected if it would:

     - change the stated maturity of the principal or interest of a note;

     - reduce the principal amount, any premium or interest on any note;

     - reduce the amount payable upon a redemption or mandatory repurchase;

     - modify the provisions with respect to the repurchase rights of holders of notes in a manner adverse to the holders;

     - change the place of currency of payment on a note;

     - impair the right to institute suit for the enforcement of any payment on any note;

     - modify the subordination provisions in a manner that is adverse to the holders of the notes;

     - adversely affect the right to convert the notes;

     - modify our obligation to deliver information required under Rule 144A to permit resales of the notes and common stock issued upon conversion of the notes if we cease to be subject to the reporting requirements under the Securities Exchange Act of 1934;

     - reduce the percentage of holders whose consent is needed to modify or amend the Indenture;

     - reduce the percentage of holders whose consent is needed to waive compliance with certain provisions of the Indenture or to waive certain defaults; or

     - modify the provisions dealing with modification and waiver of the Indenture.

     The holders of a majority in principal amount of the outstanding notes must consent to waive compliance by us with certain restrictive provisions of the Indenture. The holders of a majority in principal amount of the outstanding notes may waive any past default, except a default in the payment of principal, any premium, interest or the repurchase price.

     Notes will not be considered outstanding if money for their payment or redemption has been deposited or set aside in trust for the holders.

     We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding notes that are entitled to take any action under the Indenture. In limited circumstances, the Trustee will be entitled to set a record date for action by holders. If a record date is set for any action to be taken by holders, such action may be taken only by persons who are holders of outstanding notes on the record date and must be taken within 180 days following the record date or such other period as we may specify (or as the Trustee may specify, if it set the record date). This period may be shortened or lengthened (but not beyond 180 days) from time to time.

REGISTRATION RIGHTS

     We have entered into a registration rights agreement with the Initial Purchasers (the "Registration Rights Agreement"). In the Registration Rights Agreement we agreed, for the benefit of the holders of the notes and the shares of common stock issuable upon conversion of the notes (together, the "Registrable Securities") that we will, at our expense:

     - use our reasonable efforts to cause the shelf registration statement of which this prospectus is a part to be declared effective under the Securities Act within 180 days after the date the notes are originally issued, subject to our right to postpone having the shelf registration statement declared effective for an additional 90 days in limited circumstances; and

     - use our reasonable efforts to keep effective the shelf registration statement until two years after the date the notes are originally issued or, if earlier, until there are no outstanding Registrable Securities (the "Effectiveness Period").

     We are permitted to suspend the use of this prospectus in connection with sales of Registrable Securities during prescribed periods of time for reasons relating to pending corporate developments, public filings with the SEC and other events. The periods during which we can suspend the use of the prospectus may not, however, exceed a total of 45 days in any 90-day period or a total of 90 days in any 365-day period. We will issue a release made to Reuters Economic Services and Bloomberg Business News promptly following the effectiveness of the shelf registration statement and take certain other actions required to permit public resales of the Registrable Securities.

     We may, upon written notice to all the holders of notes, postpone having the shelf registration statement declared effective for a reasonable period not to exceed 90 days if we possess material non-public information, the disclosure of which would have a material adverse effect on i2 Technologies and its subsidiaries taken as a whole. Notwithstanding any such postponement, we will pay liquidated damages ("Liquidated Damages") in respect of the Registrable Securities if either of the following events ("Registration Defaults") occurs:

     - on or prior to 90 days following the date the notes were originally issued, a shelf registration statement has not been filed with the SEC; or

     - on or prior to 180 days following the date the notes were originally issued, the shelf registration statement is not declared effective.

     In that case, Liquidated Damages will accrue (1) in respect of the notes at the rates set forth below on the principal amount of the notes and (2) in respect of the common stock issued upon conversion of the notes, at the rates set forth below applied to the conversion price at that time. Liquidated Damages will accrue from and including the day following the Registration Default to, but excluding, the day on which the Registration Default has been cured.

     The rates at which Liquidated Damages will accrue will be as follows:

     - 0.25% per annum to and including the 90th day after the Registration Default; and

     - 0.5% per annum from and after the 91st day after the Registration
       Default.

     In addition, we will pay Liquidated Damages if either of the following occurs after the effectiveness of the shelf registration statement if:

     - the shelf registration statement ceases to be effective, or we otherwise prevent or restrict holders of Registrable Securities from making sales under the shelf registration statement, for more than 45 days, whether or not consecutive, during any 90-day period; or

     - the shelf registration statement ceases to be effective, or we otherwise prevent or restrict holders of Registrable Securities from making sales under the shelf registration statement, for more than 90 days, whether or not consecutive, during any 12-month period.

     In either event, Liquidated Damages will accrue at a rate of 0.5% per annum
(1) in respect of the notes, on the principal amount of the notes and (2) in respect of the common stock issued upon conversion of the notes, applied to the conversion price at that time. Liquidated Damages will accrue from the 46th day of the 90-day period or the 91st day of the 12-month period until the earlier of the following:

     - the time the shelf registration statement again becomes effective or the holders of Registrable Securities are again able to make sales under the shelf registration statement, depending on which event triggered the increase in interest rate; or

     - the time the Effectiveness Period expires.

     Liquidated Damages will be paid semi-annually in arrears, with the first semi-annual payment due on the first Interest Payment Date following the date on which the Liquidated Damages begin to accrue.

     A holder who elects to sell any Registrable Securities pursuant to the shelf registration statement will be required to be named as a selling security holder in the related prospectus, may be required to deliver a prospectus to purchasers, may be subject to certain civil liability provisions under the Securities Act in connection with those sales and will be bound by the provisions of the Registration Rights Agreement that apply to a holder making such an election, including certain indemnification provisions.

     We will pay all fees and expenses related to the filing of the shelf registration statement and maintaining its effectiveness for resales of Registrable Securities. Holders of at least a majority of the Registrable Securities may request us to undertake one underwritten offering pursuant to the Registration Rights Agreement. In the event of this one underwritten offering, we will pay the fees and expenses incurred by us in connection with the offering, including those of our independent counsel and accountants. In addition, we will pay the fees and expenses of a single counsel selected by a plurality of all Electing Holders who own an aggregate of not less than 25% of the Registrable Securities included in the offering. Except as provided in the two preceding sentences, each Electing Holder will be responsible for all underwriting discounts and commissions, fees and expenses payable in connection with the sale of its Registrable Securities.

     We have mailed to registered holders of Registrable Securities a Notice and Questionnaire, with a response deadline of February 29, 2000. If we receive a completed Notice and Questionnaire 10 or more days before the effective time of the registration statement of which this prospectus is a part, the holder will be entitled to have its Registrable Securities included in the shelf registration statement at the effective time, provided such holder supplied all of such holder's requisite information. If we receive the Notice and Questionnaire nine or fewer days before the effective time of the shelf registration statement, the Registrable Securities covered by the Notice and Questionnaire will be included in the shelf registration statement reasonably promptly after receipt of such Notice and Questionnaire, which may be after the date the shelf registration statement is declared effective, provided such holder supplied all of such holder's requisite information.

     In the event we receive a properly complete Notice and Questionnaire after the shelf registration statement has been declared effective, we will within five business days, file any amendments to the shelf registration statement or supplements related to the prospectus as are necessary to permit the holder to sell its Registrable Securities. We will pay Liquidated Damages (1) in respect of such holder's notes that are

Registrable Securities at the rate of 0.5% of the principal amount per annum and
(2) in respect of shares of common stock issued upon conversion of notes, at the rate of 0.5% of the conversion price at the time per annum if either of the following occurs until the default is cured:

     - we fail to file a post-effective amendment or supplement, as the case may be, to the shelf registration statement within five days after receipt by us of a completed Notice and Questionnaire; or

     - in the case of a post-effective amendment, such amendment is not declared effective within 45 days of filing (subject to certain exceptions).

     In no event will Liquidated Damages in respect to any Registrable Securities exceed 0.5% in any period. As used above, the term "Electing Holder" means any holder of Registrable Securities that has returned a completed and signed Notice and Questionnaire to us in accordance with the procedures described above.

     This summary of certain provisions of the Registration Rights Agreement is not complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement, a copy of which will be made available to beneficial owners of the notes upon request to us.

NOTICES

     We will give notice to holders of the notes by mail to the addresses of the holders as they appear in the Security Register. Notices will be deemed to have been given on the date of mailing.

REPLACEMENT OF NOTES

     We will replace, at the expense of the holders, notes that become mutilated, destroyed, stolen or lost upon delivery to the Trustee of the mutilated notes or evidence of the loss, theft or destruction thereof satisfactory to us and the Trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the Trustee and us may be required at the expense of the holder of the note before a replacement note will be issued.

GOVERNING LAW

     The Indenture and the notes will be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of laws principles.

THE TRUSTEE

     The Trustee for the holders of notes issued under the Indenture is Chase Bank of Texas, National Association. If an Event of Default shall occur, and shall not be cured, the Trustee will be required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its powers. Subject to these provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holders of the notes, unless they shall have furnished to the Trustee reasonable security or indemnity.

            MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a discussion of the material United States federal income and, in the case of holders of the notes or the common stock who are not U.S. persons, as that term is defined in the Internal Revenue Code of 1986, as amended, the estate tax considerations, relating to the purchase, ownership and disposition of the notes and of the common stock into which notes may be converted. This discussion is not a complete analysis of all other potential tax considerations relating to such considerations.

     This discussion is based on the provisions of the Internal Revenue Code, the applicable Treasury regulations promulgated or proposed thereunder, judicial authority and current administrative rulings and practice. All of these sources of authority are subject to change, possibly on a retroactive basis.

     This discussion deals only with holders that will hold notes and common stock into which notes may be converted as capital assets as defined in the Internal Revenue Code. It does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt organizations, insurance companies, dealers in securities or currencies or persons that will hold notes as a position in a hedging transaction, straddle or conversion transaction for tax purposes. We have not sought any ruling from the Internal Revenue Service with respect to the statements made and the conclusions reached in the following discussion, and there can be no assurance that the Internal Revenue Service will agree with such statements and conclusions.

     We urge investors considering the purchase of notes to consult their own tax advisors with respect to the application of the United States federal income and estate tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

UNITED STATES HOLDERS

     Following is a discussion of the material United States federal income tax considerations applicable to beneficial owners of the notes or the common stock, into which the notes may be converted who are U.S. persons, as defined in the Internal Revenue Code. A U.S. person is:

     - a citizen or resident of the United States,

     - a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof,

     - an estate the income of which is subject to United States federal income taxation regardless of its source, or

     - a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

     Payment of Interest. Interest on a note generally will be includable in the income of a holder as ordinary income at the time such interest is received or accrued, in accordance with such holder's method of accounting for United States federal income tax purposes.

     Amortizable Bond Premium. If a holder of a note acquires the note at a cost, excluding for this purpose that portion of the purchase price equal to the value of the conversion option, that is in excess of the amount payable at maturity, the holder may elect to amortize the excess cost on a constant interest rate basis over the term of such note. The amortized premium may be used to offset interest income. However, because the notes may be redeemed at our option at a price in excess of their principal amount, a holder may be required to amortize any bond premium based on the earlier call date and the call price payable at that time. If the holder makes an election to amortize bond premium, the tax basis with respect to the notes will be reduced by the allowable bond premium amortization. The amortization election would apply to all debt instruments held or subsequently acquired by the electing holder and cannot be revoked without permission from the Internal Revenue Service. On conversion of a note into shares of common stock, no additional amortization of any bond premium will be allowed, and any remaining premium will be added to the holder's basis in the common stock received.

     Market Discount. Except as described below, gain recognized on the disposition of a note that has accrued market discount will be treated as ordinary income, and not capital gain, to the extent of the accrued market discount. Market discount is defined generally as the excess, if any, of the principal amount of the note over the tax basis of the note in the hands of the holder immediately after its acquisition.

     Under a de minimis exception, there is no market discount if the excess of the principal amount of the obligation over the holder's tax basis in the obligation is less than 0.25% of the principal amount multiplied by the number of complete years after the acquisition date to the obligation's date of maturity. Unless the holder elects to accrue market discount on a constant yield basis, the accrued market discount generally would be the amount calculated by multiplying the market discount by a fraction, the numerator of which is the number of days the obligation has been held by the holder and the denominator of which is the number of days after the holder's acquisition of the obligation up to and including its maturity date.

     If a holder of a note acquired with market discount disposes of such note in any transaction other than a sale, exchange or involuntary conversion, such holder will be deemed to have realized an amount equal to the fair market value of the note and will be required to recognize as ordinary income any accrued market discount. See the discussion below under "-- Sale, Exchange or Redemption of the Notes" for the tax consequences of a sale or exchange. A partial principal payment, if any, on a note will be includable as ordinary income upon receipt to the extent of any accrued market discount thereon. Although it is not free from doubt, any accrued market discount not previously taken into income prior to a conversion of a note into shares of common stock should carry over to the common stock received on conversion and be treated as ordinary income upon a subsequent disposition of such common stock, to the extent of any gain recognized on such disposition. Unless the election described below is in effect, a holder of a note acquired at a market discount also may be required to defer the deduction of all or a portion of the interest on any indebtedness incurred or maintained to purchase or carry the note until the maturity of the note or the earlier disposition of the note in a taxable transaction.

     A holder of a note acquired at a market discount may elect to include the market discount in income as it accrues on either a straight-line basis or a constant yield basis. This election would apply to all market discount obligations acquired by the electing holder on or after the first day of the first year to which the election applies. The election may be revoked only with the consent of the Internal Revenue Service. If a holder of a note elects to include market discount in income currently, the rules discussed above regarding ordinary income recognition resulting from a sale and certain other disposition transactions and those regarding the deferral of interest deductions would not apply.

     Sale, Exchange or Redemption of the Notes. Upon the sale, exchange or redemption of a note, a holder generally will recognize capital gain or loss, except to the extent the market discount rules discussed above otherwise provide, equal to the difference between:

     - the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption, except to the extent such amount is attributable to accrued interest income, which is taxable as ordinary income, and

     - such holder's adjusted tax basis in the note.

     A holder's adjusted tax basis in a note generally will equal the cost of the note to such holder, increased by any market discount, as discussed above, previously included in income by the holder and decreased by any principal payments received by such holder and bond premium amortized by the holder with respect to the notes. Any capital gain or loss will be long-term if the holder's holding period is more than 12 months and will be short-term if the holding period is equal to or less than 12 months. In the case of individual holders, long-term capital gains are taxed at a maximum rate of 20%, and short-term capital gains are taxed at a maximum rate of 39.6%. In taxable years beginning after December 31, 2000, the rate of tax applicable to long-term capital gains in certain circumstances may be reduced below 20% for property held for more than five years.

     Constructive Dividends on Notes. If at any time:

     - We make a distribution of cash or property to our stockholders or purchase common stock and such distribution or purchase would be taxable to such stockholders as a dividend for United States federal income tax purposes (e.g., distributions of evidences of our indebtedness or assets, but generally not stock dividends or rights to subscribe for common stock) and, pursuant to the anti-dilution provisions of the indenture, the conversion rate of the notes is increased, or

     - the conversion rate of the notes is increased at our discretion,

such increase in the conversion rate may be deemed to be a distribution to holders of notes treated as a taxable dividend to the extent of our current and accumulated earnings and profits, then as a tax-free return of capital to the extent of the holder's adjusted basis in the notes and thereafter as capital gain from the sale or exchange of such notes. Holders of notes could therefore have taxable income as a result of an event pursuant to which they received no cash or property.

     Conversion of the Notes. A holder generally will not recognize any income, gain or loss upon conversion of a note into common stock, except with respect to cash received in lieu of a fractional share of common stock. Such holder's tax basis in the common stock received on conversion of a note will be the same as such holder's adjusted tax basis in the note at the time of conversion, reduced by any basis allocable to a fractional share interest, and the holder's holding period for the common stock received on conversion will generally include the holding period of the note converted.

     Cash received in lieu of a fractional share of common stock upon conversion will be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss, measured by the difference between the cash received for the fractional share and the holder's adjusted tax basis in the fractional share.

     Dividends on Common Stock. The amount of any distribution by us in respect of the common stock will be equal to the amount of cash and the fair market value, on the date of distribution, of any property distributed. Generally, distributions will be treated as a dividend, subject to tax as ordinary income, to the extent of our current and accumulated earnings and profits, then as a tax-free return of capital to the extent of the holder's tax basis in the common stock and thereafter as gain from the sale of exchange of such stock.

     In general, a dividend distribution to a corporate holder will qualify for the 70% dividends received deduction if the holder owns less than 20% of the voting power and value of our stock, other than any non-voting, non-convertible, non-participating preferred stock. A corporate holder that owns 20% or more of the voting power and value of our stock, other than any non-voting, non-convertible, non-participating preferred stock, generally will qualify for an 80% dividends received deduction. The dividends received deduction is subject, however, to certain holding period, taxable income and other limitations.

     Sale of Common Stock. Upon the sale or exchange of our common stock, a holder generally will recognize capital gain or loss (except to the extent the market discount rules discussed above otherwise provide) equal to the difference between:

     - the amount of cash and the fair market value of any property received upon the sale or exchange and

     - such holder's adjusted tax basis in the common stock.

Such capital gain or loss will be long-term if the holder's holding period is more than 12 months and will be short-term if the holding period is equal to or less than 12 months. In the case of individual holders, long-term capital gains are taxed at a maximum rate of 20% and short-term capital gains are taxed at a maximum rate of 39.6%. In taxable years beginning after December 31, 2000, the rate of tax applicable to long-term capital gains in certain circumstances may be reduced below 20% for property held for more than five years. A holder's basis and holding period in the common stock received upon conversion of a note are determined as discussed above under "Conversion of the Notes."

     Information Reporting and Backup Withholding Tax. In general, information reporting requirements will apply to payments of principal, premium, if any, and interest on a note, payments of dividends on common stock, payments of the proceeds of the sale of a note and payments of the proceeds of the sale of our common stock to certain noncorporate United States Holders. The payor will be required to withhold backup withholding tax at the rate of 31% if:

     - the payee fails to furnish a taxpayer identification number to the payor or establish an exemption from backup withholding,

     - the Internal Revenue Service notifies the payor that the taxpayer identification number furnished by the payee is incorrect,

     - there has been a notified payee underreporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Internal Revenue Code or

     - there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to backup withholding under the Internal Revenue Code.

Any amounts withheld under the backup withholding rules from a payment to a United States Holder will be allowed as a credit against such holder's United States federal income tax and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

NON-UNITED STATES HOLDERS

     Following is a discussion of the material United States federal income and estate tax consequences applicable to the beneficial owners of notes or the common stock into which the notes may be converted who are not U.S. persons, as defined in the Internal Revenue Code.

     Payment of Interest. Generally, interest income of a non-U.S. holder that is not effectively connected with a United States trade or business will be subject to a withholding tax at a 30% rate, or, if applicable, a lower treaty rate. However, interest paid on a note by us or any paying agent to a non-U.S. holder will qualify for an exemption provided under the Internal Revenue Code for certain portfolio interest income and therefore will not be subject to United States federal income tax or withholding tax, provided that such interest income is not effectively connected with a United States trade or business of the non-U.S. holder and provided that the non-U.S. holder:

     - does not actually or constructively own, pursuant to the conversion feature of the notes or otherwise, 10% or more of the combined voting power of all classes of our stock entitled to vote,

     - is not a controlled foreign corporation as defined in the Internal Revenue Code related to us actually or constructively through stock ownership,

     - is not a bank which acquired the notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business and

     - either

        - provides a Form W-8, or a suitable substitute form, signed under penalties of perjury that includes its name and address and certifies as to its non-United States status, or

        - is a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and provides a statement to us or our agent under penalties of perjury in which it certifies that Form W-8, or a suitable substitute form, has been received by it from the non-U.S. holder or qualifying intermediary and furnishes us or our agent with a copy thereof.

     Except to the extent that an applicable treaty otherwise provides, a non-U.S. holder generally will be taxed in the same manner as a holder who is a U.S. person with respect to interest if the interest income is effectively connected with a United States trade or business of the non-U.S. holder. Effectively connected interest received by a corporate non-U.S. holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate, or, if applicable, a lower treaty rate. Even though such effectively connected interest is subject to income tax, and may be subject to the branch profits tax, it is not subject to withholding tax if the holder delivers a properly executed Internal Revenue Service Form 4224, or successor form, to the payor.

     Amended Treasury Regulations, which are generally effective for payments made after December 31, 2000, provide alternative methods for satisfying the certification requirements described immediately above.

     Sales, Exchange or Redemption of the Notes. A non-U.S. holder of a note will generally not be subject to United States federal income tax or withholding tax on any gain realized on the sale, exchange or redemption of a note, including the receipt of cash in lieu of fractional shares upon conversion of a note into common stock, unless:

     - the gain is effectively connected with a United States trade or business of the non-U.S. holder,

     - in the case of a non-U.S. holder who is an individual, such holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition and certain other conditions are met or

     - the holder is subject to tax pursuant to the provisions of the Internal Revenue Code applicable to certain United States expatriates.

     Conversion of the Notes. In general, no United States federal income tax or withholding tax will be imposed upon the conversion of a note into common stock by a non-U.S. holder except with respect to the receipt of cash in lieu of fractional shares by non-U.S. holders upon conversion of a note where any of the conditions described above under "Non-United States Holders -- Sale, Exchange or Redemption of the Notes" is satisfied.

     Sale or Exchange of Common Stock. A non-U.S. holder generally will not be subject to United States federal income tax or withholding tax on the sale or exchange of common stock unless any of the conditions described above under "Non-United States Holder -- Sale, Exchange or Redemption of the Notes" is satisfied.

     Dividends. Distributions by us with respect to the common stock that are treated as dividends paid, or deemed paid, as described above under "United States Holders -- Dividends on Common Stock" to a non-U.S. holder, excluding dividends that are effectively connected with the conduct of a trade or business in the United States by such holder and are taxable as described below, will be subject to United States federal withholding tax at a 30% rate, or lower rate provided under any applicable income tax treaty. Except to the extent that an applicable tax treaty otherwise provides, a non-U.S. holder generally will be taxed in the same manner as a holder that is a U.S. person on dividends paid, or deemed paid, that are effectively connected with the conduct of a trade or business in the United States by the non-U.S. holder. If such non-U.S. holder is a foreign corporation, it may also be subject to a United States branch profits tax on such effectively connected income at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Even though such effectively connected dividends are subject to income tax, and may be subject to the branch profits tax, they will not be subject to U.S. withholding tax if the holder delivers Internal Revenue Service Form 4224, or successor form, to the payor.

     Amended Treasury Regulations, which are generally effective for payments made after December 31, 2000, provide alternative methods for satisfying the certification requirements described immediately above.

     Death of a Non-United States Holder. A note held by an individual who is not a citizen or resident of the United States at the time of death will not be included in the decedent's gross estate for United States estate tax purposes, provided that such holder or beneficial owner did not at the time of death actually or constructively own 10% or more of the combined voting power of all classes of our stock entitled to vote, and provided that, at the time of death, payments with respect to such note would not have been effectively connected with the conduct by such non-U.S. holder of a trade or business within the United States.

     Common stock actually or beneficially held by an individual who is not a U.S. person at the time of his or her death, or previously transferred by the non-U.S. person subject to certain retained rights or powers, will be subject to United States federal estate tax unless otherwise provided by an applicable estate tax treaty.

     Information Reporting and Backup Withholding Tax. United States information reporting requirements and backup withholding tax will not apply to payments on a note to a non-U.S. holder if the statement described in "Non-United States Holders -- Payment of Interest" is duly provided by such holder, provided that the payor does not have actual knowledge that the holder is a U.S. person.

     Information reporting requirements and backup withholding tax generally will not apply to any payment of the proceeds of the sale of a note, or any payment of the proceeds of the sale of common stock effected outside the United States by a foreign office of a broker. However, if the broker:

     - is a United States person,

     - is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or

     - is a controlled foreign corporation for United States federal income tax purposes,

payment of the proceeds of any such sale effected outside the United States by a foreign office of such broker will not be subject to backup withholding tax, but will be subject to information reporting requirements unless such broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Payment of the proceeds of any such sale to or through the United States office of a broker is subject to information reporting and backup withholding requirements, unless the beneficial owner of the note provides the statement described in "Non-United States Holders -- Payment of Interest" or otherwise establishes an exemption. Under Treasury regulations, dividend payments will be subject to information reporting and backup withholding unless applicable certification requirements are satisfied.

     United States Real Property Holding Corporations. The discussion of the United States taxation of non-U.S. holders of notes and common stock assumes that we are at no time a United States real property holding corporation within the meaning of the Internal Revenue Code. Under present law, we would not be a United States real property holding corporation so long as the fair market value of our United States real property interests is less than 50% of the sum of the fair market value of our United States real property interests, our interests in real property located outside the United States, and our other assets which are used or held or used in a trade or business. We believe that we are not a United States real property holding corporation and do not expect to become such a corporation.

     If we become a United States real property holding corporation, gain recognized by non-U.S. holders on a disposition of notes or common stock would be subject to United States federal income tax in certain circumstances.

     The preceding discussion of material United States federal income tax considerations is for general information only and is not tax advice. Accordingly, each prospective holder should consult its own tax adviser as to particular tax consequences to it of purchasing, holding and disposing of the notes and the common stock, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

                            SELLING SECURITYHOLDERS

     The notes were originally purchased from us on December 10, 1999. The initial purchasers of the notes have advised us that the notes were resold in transactions exempt from the registration requirements of the Securities Act to qualified institutional buyers (within the meaning of Rule 144A under the Securities Act of 1933). These subsequent purchasers, or their transferees, pledgees, donees or successors, may from time to time offer and sell any or all of the notes and/or shares of common stock issuable upon conversion of the notes pursuant to this prospectus.

     The selling securityholders listed below provided us the information contained in the following table with respect to themselves and the respective principal amount of notes and common stock beneficially owned by them and which may be sold by each of them under this prospectus. We have not independently verified this information.

     The selling securityholders may choose to sell notes and/or shares of common stock issuable upon conversion of the notes from time to time. See "Plan of Distribution."

     The following table sets forth as of February 28, 2000:

     - the name of each selling securityholder who has provided us with notice pursuant to the Registration Rights Agreement of their intent to sell or otherwise dispose of notes and/or shares of common stock issuable upon conversion of the notes pursuant to the registration statement,

     - the principal amount of notes and the number of shares of common stock issuable upon conversion of the notes which they may sell from time to time pursuant to the registration statement, and

     - the percentage of outstanding notes and common stock beneficially owned by the selling securityholder as of February 28, 2000.

                                                                                          SHARES OF
                                                      PRINCIPAL AMOUNT   PERCENTAGE OF   COMMON STOCK
                                                       OF NOTES THAT         NOTES       THAT MAY BE
NAME OF SELLING SECURITYHOLDER(1)                       MAY BE SOLD       OUTSTANDING      SOLD(2)
---------------------------------                     ----------------   -------------   ------------
AIG/National Union Fire Insurance...................    $    690,000        *                 9,079
Allstate Insurance Co...............................       2,000,000        *                26,318
Associated Electric & Gas Insurance Services
  Limited...........................................         650,000        *                 8,553
Bank of America Pension Plan........................         500,000        *                 6,579
Bankers Trust Trustee for Daimler Chrysler Corp.
  Emp. #1 Pension Plan Dtd. 4/1/89..................       1,810,000        *                23,818
BBT Fund, L.P.......................................       3,150,000        *                41,452
BNP Arbitrage SNC...................................       6,500,000          1.9%           85,536
Boilermaker-Blacksmith Pension Trust................         955,000        *                12,567
CALAMOS Convertible Fund -- CALAMOS Investment
  Trust.............................................       1,125,000        *                14,804
CALAMOS Convertible Portfolio -- CALAMOS Advisors
  Trust.............................................          20,000        *                   263
CALAMOS Global Growth and Income Fund -- CALAMOS
  Investment Trust..................................         120,000        *                 1,579
CALAMOS Growth and Income Fund -- CALAMOS Investment
  Trust.............................................         725,000        *                 9,540
Champion International Corporation Master Retirement
  Trust.............................................         825,000        *                10,856
City of Knoxville Pension System....................         290,000        *                 3,816
David Lipscomb University General Endowment.........          90,000        *                 1,184
Deephaven Domestic Convertible Trading Ltd..........       2,500,000        *                32,898
Delaware PERS.......................................       1,365,000        *                17,962
Delta Airlines Master Trust.........................       1,800,000        *                23,686

                                                                                          SHARES OF
                                                      PRINCIPAL AMOUNT   PERCENTAGE OF   COMMON STOCK
                                                       OF NOTES THAT         NOTES       THAT MAY BE
NAME OF SELLING SECURITYHOLDER(1)                       MAY BE SOLD       OUTSTANDING      SOLD(2)
---------------------------------                     ----------------   -------------   ------------
Deutsche Bank Securities Inc. ......................      86,175,000         24.6%        1,134,011
Evergreen Income & Growth Fund......................       2,500,000        *                32,898
EQAT Alliance Balanced..............................       1,525,000        *                20,068
EQAT Alliance Growth and Income Account.............       2,245,000        *                29,542
EQAT Alliance Growth Investors......................       1,270,000        *                16,712
EQAT Alliance Separate Account -- Balanced..........          95,000        *                 1,250
EQAT Alliance Separate Account -- Convertibles......       1,565,000        *                20,594
Fortis Series Fund, Inc. -- Growth and Income
  Series............................................         850,000        *                11,185
Franklin & Marshall College.........................         135,000        *                 1,776
Granville Capital Corporation.......................       7,500,000          2.1%           98,695
Greek Catholic Union II.............................          12,000        *                   157
Highbridge International LLC........................      21,675,000          6.2%          285,229
ICI American Holdings Trust.........................         650,000        *                 8,553
Island Holdings.....................................          42,000        *                   552
Janus Capital Corporation...........................      61,109,000         17.5%          804,157
Jefferies & Company.................................         513,000        *                 6,750
Kentfield Trading Ltd...............................       7,925,000         2.26%          104,288
Kettering Medical Center Funded Depreciation
  Account...........................................          60,000        *                   789
Knoxville Utilities Board Retirement System.........         190,000        *                 2,500
Lipper Convertibles, L.P. ..........................       5,500,000          1.6%           72,376
Lipper Offshore Convertibles, L.P. .................       1,000,000        *                13,159
MSD Portfolio LP -- Investments.....................      10,000,000          2.9%          131,594
Marsico Growth & Income Fund........................       9,225,000          2.6%          121,395
Memphis Light, Gas and Water Retirement Fund........         720,000        *                 9,474
Merrill Lynch Convertible Fund, Inc. ...............         250,000        *                 3,289
Morgan Stanley Dean Witter Convertible Securities
  Trust.............................................       2,000,000        *                26,318
Museum of Fine Arts, Boston.........................          55,000        *                   723
Nalco Chemical Company..............................         300,000        *                 3,947
Nations Marsico Annuity Growth & Income.............         555,000        *                 7,303
Nations Marsico Growth & Income Fund................       4,220,000          1.2%           55,532
New Hampshire Retirement System.....................         322,000        *                 4,237
New York Life Insurance and Annuity Company.........       1,200,000        *                15,791
New York Life Insurance Company.....................       9,800,000          2.8%          128,962
Nomura Securities International, Inc................       3,500,000          1.0%           46,057
Parker-Hannifin Corporation.........................          65,000        *                   855
Penn Treaty Network America Insurance Co............         130,000        *                 1,710
PIMCO Convertible Bond Fund.........................       2,500,000        *                32,898
Port Authority of Allegheny County Retirement and
  Disability Allowance Plan for the Employees
  Represented by Local 85 of the Amalgamated Transit
  Union.............................................       1,005,000        *                13,225
ProMutual...........................................         200,000        *                 2,631
Putnam Asset Allocation Funds -- Balanced
  Portfolio.........................................         300,000        *                 3,947
Putnam Asset Allocation Funds -- Conservative
  Portfolio.........................................         200,000        *                 2,631
Putnam Balanced Retirement Fund.....................         140,000        *                 1,842
Putnam Convertible Income -- Growth Trust...........       3,613,000          1.0%           47,544
Putnam Convertible Opportunities and Income Trust...          55,000        *                   723
Radiant Capital LLC.................................         100,000        *                 1,315
Retail Clerks Pension Trust.........................       1,000,000        *                13,159
Scudder Dividend and Growth Fund....................         173,000        *                 2,276

                                                                                          SHARES OF
                                                      PRINCIPAL AMOUNT   PERCENTAGE OF   COMMON STOCK
                                                       OF NOTES THAT         NOTES       THAT MAY BE
NAME OF SELLING SECURITYHOLDER(1)                       MAY BE SOLD       OUTSTANDING      SOLD(2)
---------------------------------                     ----------------   -------------   ------------
Southern Farm Bureau Life Insurance -- FRIC.........         600,000        *                 7,895
SPT.................................................         795,000        *                10,461
Starvest Combined Portfolio.........................         940,000        *                12,369
State of Oregon Equity..............................       5,500,000          1.6%           72,376
State Street Bank Custodian for GE Pension Trust....         955,000        *                12,567
The Dow Chemical Company Employees' Retirement
  Plan..............................................       1,875,000        *                24,673
The Fondren Foundation..............................          60,000        *                   789
The Frist Foundation................................         220,000        *                 2,895
The TCW Group, Inc. ................................          70,000        *                   921
Unifi, Inc. Profit Sharing Plan and Trust...........          95,000        *                 1,250
United Food and Commercial Workers Local 1262 and
  Employers Pension Fund............................         395,000        *                 5,197
University of Rochester.............................          51,000        *                   671
Value Line Convertible Fund, Inc. ..................         500,000        *                 6,579
Van Kampen Harbor Fund..............................       2,524,000        *                33,214
Van Kampen Convertible Securities Fund..............         476,000        *                 6,263
Van Waters & Rogers, Inc. Retirement Plan (f.k.a.
  Univar Corporation)...............................         280,000        *                 3,684
Zeneca Holdings Trust...............................         625,000        *                 8,224
Other holders of notes or future transferees of such
  holders(3)........................................      54,760,000         15.6%          720,653
                                                        ------------         ----         ---------
          Total.....................................    $350,000,000          100%        4,605,790
                                                        ============         ====         =========

---------------

 *  less than one percent

(1) Each of the named securityholders beneficially owns less than one percent of our outstanding common stock. Other holders of notes collectively beneficially own 1.2% of our outstanding common stock. No holder may offer notes or shares of common stock pursuant to this prospectus until such holder is named as a selling securityholder. Information about other selling securityholders will be set forth in prospectus supplements, if required.

(2) Assumes full conversion of the notes held by such holder at the rate of
    13.1594 shares per each $1,000 in principal amount of the notes.

(3) Information about other selling securityholders will be set forth in prospectus supplements, if required.

     No selling securityholder nor any of its affiliates has held any position or office with, has been employed by or otherwise has had any material relationship with us or our affiliates, during the three years prior to the date of this prospectus.

     A selling securityholder may offer all or some portion of the notes and shares of our common stock issuable upon conversion of the notes. Accordingly, no estimate can be given as to the amount or percentage of notes or common stock that will be held by the selling securityholders upon termination of sales pursuant to this prospectus. In addition, the selling securityholders identified in the table above may have sold, transferred or disposed of all or a portion of their notes since the date on which they provided the information regarding their holdings in transactions exempt from the registration requirements of the Securities Act. Information concerning the selling securityholders may change from time to time and any such changed information will be set forth in supplements or amendments to this prospectus if and when necessary.

                              PLAN OF DISTRIBUTION

     We are registering the notes and the shares of common stock issuable upon conversion of the notes to permit public secondary trading of such securities by the holders from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the notes and the shares of common stock issuable upon conversion of the notes covered by this prospectus.

     We will not receive any of the proceeds from the offering of the notes or the shares of common stock issuable upon conversion of the notes by the selling securityholders. The notes and shares of common stock issuable upon conversion of the notes may be sold from time to time:

     - directly by any selling securityholder to one or more purchasers,

     - to or through underwriters, brokers or dealers,

     - through agents on a best-efforts basis or otherwise, or

     - through a combination of such methods of sale.

     If notes or shares of common stock issuable upon conversion of the notes are sold through underwriters, brokers or dealers, the selling securityholder will be responsible for underwriting discounts or commissions or agents' commissions.

     The notes or shares of common stock issuable upon conversion of the notes may be sold:

     - in one or more transactions at a fixed price or prices, which may be changed,

     - at prevailing market prices at the time of sale or at prices related to such prevailing prices,

     - at varying prices determined at the time of sale, or

     - at negotiated prices.

     Such sales may be effected in transactions (which may involve crosses or block transactions):

     - on any national securities exchange or quotation service on which the notes or shares of common stock may be listed or quoted at the time of sale,

     - in the over-the-counter market,

     - in transactions otherwise than on such exchanges or services or in the over-the-counter market, or

     - through the writing of options.

     In connection with sales of the notes or shares of common stock issuable upon conversion of the notes or otherwise, any selling securityholder may:

     - enter into hedging transactions with brokers, dealers or others, which may in turn engage in short sales of the notes or shares of common stock issuable upon conversion of the notes in the course of hedging the positions they assume,

     - sell short and deliver notes or shares of common stock issuable upon conversion of the notes to close out such short positions, or

     - loan or pledge notes or shares of common stock issuable upon conversion of the notes to brokers, dealers or others that in turn may sell such securities.

     A selling securityholder may pledge or grant a security interest in some or all of the notes or shares of common stock issuable upon conversion of the notes owned by it, and if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the notes or shares of common stock issuable upon conversion of the notes from time to time pursuant to this prospectus. The selling securityholders may also transfer and donate shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling securityholders for purposes of this prospectus.

     The selling securityholders may sell short common stock and may deliver this prospectus in connection with such short sales and use the shares covered by this prospectus to cover such short sales.

     The outstanding common stock is publicly traded on the Nasdaq National Market. The initial purchasers of the notes have advised us that certain for the initial purchasers are making and currently intend to continue making a market in the notes; however, they are not obligated to do so and any such market-making may be discontinued at any time without notice, in the sole discretion of the initial purchasers. We do not intend to apply for listing of the notes on the Nasdaq National Market or any securities exchange. Accordingly, we cannot assure that any trading market will develop for the notes or have any liquidity.

     The selling securityholders and any brokers, dealers, agents or underwriters that participate with the selling securityholders in the distribution of the notes or the shares of common stock issuable upon conversion of the notes may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions received by such brokers, dealers, agents or underwriters and any profits realized by the selling securityholders on the resales of the notes or the shares may be deemed to be underwriting commissions or discounts under the Securities Act.

     In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144, Rule 144A or any other available exemption from registration under the Securities Act may be sold under Rule 144, Rule 144A or such other available exemption rather than pursuant to this prospectus. There is no assurance that any selling securityholder will sell any or all of the notes or shares of common stock issuable upon conversion of the notes described herein, and any selling securityholder may transfer, devise or gift such securities by other means not described herein.

     We agreed to indemnify and hold the initial purchasers of the notes harmless against certain liabilities under the Securities Act. The Registration Rights Agreement provides for us and the selling securityholders to indemnify each other against certain liabilities arising under the Securities Act.

     We agreed pursuant to the Registration Rights Agreement to use our best efforts to cause the registration statement to which this prospectus relates to become effective and to keep the registration statement effective during the periods described in "Description of the Notes -- Registration Rights."

                           INCORPORATION BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to that information. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed.

     - Our annual report on Form 10-K for the year ended December 31, 1998, except for pages F-1 through F-18 thereof;

     - Our quarterly reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1999;

     - Our current reports on Form 8-K filed February 4, March 1, April 21, May 19, July 30 and November 30, 1999, and January 21, 2000; and

     - The description of our common stock contained in our registration statement on Form 8-A (File No. 0-28030), as filed with the SEC on March 20, 1996.

     Any statement contained in the prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any applicable prospectus supplement or any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from our Web site at www.i2.com or at the SEC's Web site at www.sec.gov. However, the information on our Web site does not constitute a part of this prospectus.

     You may obtain a copy of these filings, at no cost, by writing or telephoning us at the following address. In addition, we will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits and schedules thereto, unless such exhibits or schedules are specifically incorporated by reference into the information that this prospectus incorporates. Written or oral requests for copies of these documents should be directed to:

                               Investor Relations
                                  One i2 Place
                                11701 Luna Road
                              Dallas, Texas 75234
                           Telephone: (469) 357-1000

     You should rely only on the information provided in this document or incorporated in this document by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this document, including any information incorporated herein by reference, is accurate as of any date other than that on the front of the document.

                                 LEGAL MATTERS

     The validity of the securities offered by this prospectus will be passed upon for us by Brobeck, Phleger & Harrison LLP, Austin, Texas. Certain partners of Brobeck, Phleger & Harrison LLP own in the aggregate approximately 11,000 shares of our common stock.

                                    EXPERTS

     The consolidated financial statements included in our Report on Form 8-K dated November 30, 1999, incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS. IF ANY PERSON DOES MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS, YOU SHOULD NOT RELY ON IT. THIS PROSPECTUS IS NOT AN OFFER TO SELL, NOR IS IT SEEKING AN OFFER TO BUY, THESE SECURITIES IN ANY STATE IN WHICH THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS COMPLETE AND ACCURATE AS OF ITS DATE, BUT THE INFORMATION MAY CHANGE AFTER THAT DATE.

                             i2 TECHNOLOGIES, INC.

                                  $350,000,000
                 5 1/4% CONVERTIBLE SUBORDINATED NOTES DUE 2006
                                      AND
                        4,605,790 SHARES OF COMMON STOCK

                              --------------------

                                   PROSPECTUS
                              --------------------

                                              , 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee.

SEC registration fee........................................   $ 92,400
Legal fees and expenses.....................................     30,000
Accounting fees and expenses................................      5,000
Printing fees...............................................     30,000
Miscellaneous...............................................      5,000
                                                               --------
          Total.............................................   $162,400
                                                               ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Subsection (a) of Section 145 of the Delaware General Corporation Law (the "DGCL") empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect to any claim issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any such action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that the indemnification provided for by Section 145 shall not be deemed exclusive of any other rights which the indemnified party may be entitled; that indemnification provided by
Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under
Section 145.

     Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of the director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. Article Eleventh of the registrant's Charter provides that, to the fullest extent permitted by the DGCL as the same exists or as it may hereafter be amended, no director of the registrant shall be personally liable to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director.

     Article Eleventh of the registrant's Certificate of Incorporation, as amended, provides that, to the fullest extent permitted by the DGCL, as the same exists or as it may hereafter be amended, no director of the registrant shall be personally liable to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director.

     Section 6.1 of the registrant's Bylaws further provides that the registrant shall, to the maximum extent and in the manner permitted by the DGCL, indemnify each of its directors and officers against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the registrant.

     The registrant has entered into indemnification agreements with each of its directors and executive officers.

     The registrant maintains officers' and directors' liability insurance.

ITEM 16. EXHIBITS

          NO.                                    DESCRIPTION
          ---                                    -----------
           3.1           -- Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to the registrant's Form 10-Q
                            for the quarterly period ended September 30, 1999).
           3.2           -- Amended and Restated Bylaws (incorporated by reference to
                            Exhibit 3.1 to the registrant's Form 10-Q for the
                            quarterly period ended September 30, 1998).
           4.1           -- Specimen certificate representing shares of Common Stock
                            (incorporated by reference to Exhibit 4.1 to the
                            registrant's Registration Statement on Form S-1 (Reg. No.
                            333-1752)).
           4.2           -- Indenture, dated as of December 10, 1999, between the
                            registrant and Chase Bank of Texas, National Association,
                            as trustee, including the form of note set forth in
                            Section 2.2 thereof.
           4.3           -- Registration Rights Agreement, dated as of December 10,
                            1999, between the registrant and Goldman, Sachs & Co.,
                            Morgan Stanley Dean Witter and Credit Suisse First
                            Boston.
           5.1           -- Opinion of Brobeck, Phleger & Harrison LLP.
          12.1           -- Statement re: Computation of Ratio of Earnings to Fixed
                            Charges.
          23.1           -- Consent of Arthur Andersen LLP.
          23.2           -- Consent of Brobeck, Phleger & Harrison LLP (included in the opinion filed as Exhibit 5.1 hereto).

          NO.                                    DESCRIPTION
          ---                                    -----------
          24.1           -- Power of Attorney (included on page II-5 of this
                            registration statement).
          25.1           -- Statement of Eligibility of the Trustee on Form T-1.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

             (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement, or the most recent post-effective amendment thereof, which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

             (iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act, and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act, that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Dallas, State of Texas, on this 29th day of February, 2000.

                                            i2 TECHNOLOGIES, INC.

                                            By:   /s/ WILLIAM M. BEECHER
                                              ----------------------------------
                                                      William M. Beecher
                                                 Executive Vice President and
                                                   Chief Financial Officer

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Sanjiv S. Sidhu and William M. Beecher, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and any of them, or their or his substitutes, may lawfully do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

                        NAME                                          TITLE                        DATE
                        ----                                          -----                        ----

                 /s/ SANJIV S. SIDHU                    Chairman of the Board and Chief     February 29, 2000
-----------------------------------------------------     Executive Officer (Principal
                   Sanjiv S. Sidhu                        executive officer)

               /s/ WILLIAM M. BEECHER                   Executive Vice President and Chief  February 29, 2000
-----------------------------------------------------     Financial Officer (Principal
                 William M. Beecher                       financial officer)

                /s/ NANCY F. BRIGHAM                    Controller (Principal accounting    February 29, 2000
-----------------------------------------------------     officer)
                  Nancy F. Brigham

               /s/ SANDEEP R. TUNGARE                   Director                            February 29, 2000
-----------------------------------------------------
                 Sandeep R. Tungare

                 /s/ HARVEY B. CASH                     Director                            February 29, 2000
-----------------------------------------------------
                   Harvey B. Cash

               /s/ THOMAS J. MEREDITH                   Director                            February 29, 2000
-----------------------------------------------------
                 Thomas J. Meredith

                               INDEX TO EXHIBITS

          NO.                                    DESCRIPTION
          ---                                    -----------
           3.1           -- Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to the registrant's Form 10-Q
                            for the quarterly period ended September 30, 1999).
           3.2           -- Amended and Restated Bylaws (incorporated by reference to
                            Exhibit 3.1 to the registrant's Form 10-Q for the
                            quarterly period ended September 30, 1998).
           4.1           -- Specimen certificate representing shares of Common Stock
                            (incorporated by reference to Exhibit 4.1 to the
                            registrant's Registration Statement on Form S-1 (Reg. No.
                            333-1752)).
           4.2           -- Indenture, dated as of December 10, 1999, between the
                            registrant and Chase Bank of Texas, National Association,
                            as trustee, including the form of note set forth in
                            Section 2.2 thereof.
           4.3           -- Registration Rights Agreement, dated as of December 10,
                            1999, between the registrant and Goldman, Sachs & Co.,
                            Morgan Stanley Dean Witter and Credit Suisse First
                            Boston.
           5.1           -- Opinion of Brobeck, Phleger & Harrison LLP.
          12.1           -- Statement re: Computation of Ratio of Earnings to Fixed
                            Charges.
          23.1           -- Consent of Arthur Andersen LLP.
          23.2           -- Consent of Brobeck, Phleger & Harrison LLP (included in the opinion filed as Exhibit 5.1 hereto).
          24.1           -- Power of Attorney (included on page II-5 of this
                            registration statement).
          25.1           -- Statement of Eligibility of the Trustee on Form T-1.